AS  FILED  WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2000
                                                  REGISTRATION  NO.  333-  _____
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------
                             CRITICARE SYSTEMS, INC.
             (Exact name of Registrant as specified in its charter)
                               -------------------
             DELAWARE                        3845                  39-150563
-------------------------------  ----------------------------  -----------------
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification
                                                                     Number)

                             CRITICARE SYSTEMS, INC.
                             20925 CROSSROADS CIRCLE
                               WAUKESHA, WI  53186
                                 (262) 798-8282
    (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                                  EMIL H. SOIKA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             CRITICARE SYSTEMS, INC.
                             20925 CROSSROADS CIRCLE
                               WAUKESHA, WI  53186
                                 (262) 798-8282
  (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               -------------------
                                   COPIES TO:
                            BENJAMIN G. LOMBARD, ESQ.
            REINHART, BOERNER, VAN DEUREN, NORRIS & RIESELBACH, S.C.
                       1000 NORTH WATER STREET, SUITE 2100
                           MILWAUKEE, WISCONSIN 53202
                                 (414) 298-1000
                               -------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    From time to time after the effective date of this Registration Statement
                               -------------------
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                         PROPOSED MAXIMUM
TITLE OF EACH CLASS OF         AMOUNT TO BE       PROPOSED MAXIMUM           AGGREGATE          AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED    OFFERING PRICE PER SHARE    OFFERING PRICE    REGISTRATION FEE
-----------------------------  ------------  --------------------------  -----------------  -----------------

Common Stock, $0.04 par value     1,786,273  $                 2.43 (1)  $       4,340,643  $           1,146
=============================  ============  ==========================  =================  =================

(1)     Calculated  in  accordance  with Rule 457(c) based on the average of the high and low sales prices of the  Common  Stock as reported on the Nasdaq National Market on November 20, 2000, solely for the purposes of calculating  the  amount  of  the  registration  fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 28, 2000
                              SUBJECT TO COMPLETION


                                1,786,273 SHARES

                             CRITICARE SYSTEMS, INC.

                                  COMMON STOCK

     The selling stockholders listed under the section entitled "Selling Stockholders" are offering for sale up to 1,786,273 shares of our common stock. Because the shares offered under this prospectus will be sold by the selling stockholders, we will not receive any proceeds from the sale of these shares.

     Shares  of  our  common  stock  are  traded  on the Nasdaq National Market.

                 Trading Symbol on Nasdaq National Market:  CXIM
             Last Sale Price on November 27, 2000:  $2.38 per share

                    _________________________________________

CONSIDER  CAREFULLY  THE  "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.









                              _______________, 2000

                                     SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully including "Risk Factors" and the financial statements before making an investment decision.

OUR  BUSINESS

     We design, manufacture and market vital signs and gas monitoring instruments and related noninvasive sensors used to monitor patients in many healthcare settings.

     Since a patient's oxygen, anesthetic gas and carbon dioxide levels can change dramatically within minutes, causing severe side effects or death, continuous monitoring of these parameters is increasing. Our monitoring equipment improves patient safety by delivering accurate, comprehensive and instantaneous patient information to physicians and other health service clinicians. Our products also allow hospitals to contain costs primarily by substituting cost-effective reusable pulse oximetry sensors for disposable sensors, controlling the use of costly anesthetics and increasing personnel productivity.

     To meet the needs of end-users in a wide variety of patient settings, we have developed a broad line of patient monitors which combine one or more of our patented or other proprietary technologies for monitoring:

     -     oxygen  saturation;
     -     carbon  dioxide;  and
     -     anesthetic  agents,

with  standard  monitoring  technologies  that  provide:

     -     electrocardiogram;
     -     invasive  and  noninvasive  blood  pressures;
     -     temperature;
     -     heart  rate;  and
     -     respiration  rate.

     In addition, our VitalView telemetry system allows one nurse to monitor up to eight patients simultaneously from a convenient central location. This allows hospitals to move out of the intensive care unit those patients that require continuous monitoring, but do not need all of an intensive care unit's extensive and costly personnel and equipment resources.

     Our principal address and telephone number are: Criticare Systems, Inc., 20925 Crossroads Circle, Waukesha, Wisconsin 53186, telephone number (262) 798-8282.

THE  OFFERING

Common  stock  offered  by  the     1,786,273  shares
  selling  stockholders
Common  stock  outstanding  as      10,777,524  shares
  of  October  31,  2000
Proceeds  from  sale                We  will  not  receive any proceeds from the
                                    sale  of  these  shares.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock.

WE FACE SIGNIFICANT COMPETITION IN OUR MARKETS. AS A RESULT, WE MAY NOT BE ABLE TO INCREASE OUR MARKET SHARE OR PROFIT MARGINS.

     The markets for our products are highly competitive. Many of our competitors have greater:

     -     engineering  resources;
     -     research  and  development  resources;
     -     manufacturing  resources;
     -     financial  and  marketing  resources;  and
     -     market  presence  and  reputation.

     We have historically experienced substantial price competition for our products and price competition is likely to continue.

WE HAVE A HISTORY OF SIGNIFICANT LOSSES. IF WE DO NOT ACHIEVE PROFITABILITY, OUR FINANCIAL CONDITION AND STOCK PRICE COULD SUFFER.

     We had net losses of $4,388,171 in fiscal 1999, $186,388 in fiscal 2000, and $165,970 in the first quarter of fiscal 2001. Our results in fiscal 1999 included a charge of approximately $1,800,000 for settlement costs related to a lawsuit and our results for fiscal 2000 included a gain of $2,500,000 from our private placement sale of 500,000 shares of Immtech International, Inc. We cannot assure you that we will be able to achieve or sustain profitability in future periods.

WE RELY ON SINGLE SOURCES OF SUPPLY FOR MANY OF THE KEY COMPONENTS OF OUR PRODUCTS.

     Certain of our products incorporate components currently purchased from single sources. An interruption in the delivery of these components could harm our business. For example, we experienced a severe shortage of LC monitors during the third quarter of fiscal 2000 which delayed international shipments of a new product line.

OUR  SUCCESS  DEPENDS  ON  OUR  ABILITY  TO  PROTECT  OUR INTELLECTUAL PROPERTY.

     We  rely  on  our  patented  and  other  proprietary  technology including:

     -     our  sensor  technology;
     -     infrared  specific  anesthetic  gas  monitoring  technology;
     -     UltraSync  signal  processing  software;  and
     -     disposable  respiratory  secretion  filter  system.

     The actions taken by us to protect our proprietary rights may not be adequate to prevent imitation of our products, processes or technology. We can not assure you that:

     -     our  proprietary  information  will  not become known to competitors;
     - others will not independently develop substantially equivalent or better products that do not infringe on our intellectual property rights; or
     - others will not challenge or assert rights in, and ownership of, our patents and other proprietary rights.

     Although none of our United States patents expire before 2004, to the extent competitors develop equivalent or superior non-infringing technology in these areas, or to the extent that we are unable to enforce our patents, our ability to market and sell our products could be harmed.

INTERNATIONAL SALES MAKE OUR BUSINESS SUSCEPTIBLE TO NUMEROUS INTERNATIONAL BUSINESS RISKS AND CHALLENGES THAT COULD AFFECT OUR PROFITABILITY.

     International sales accounted for 41% of our total net sales for the 2000 fiscal year. We expect that international sales will continue to constitute a significant portion of our business. Although we sell our products in United States dollars and are not subject to significant currency risks, an increase in the value of the United States dollar relative to foreign currencies in our international markets could make our products less price competitive in such markets. Also, our international sales are subject to the risks inherent in doing business abroad, including:

     -     delays  in  shipments;
     -     increases  in  import  duties  and  tariffs;  and
     -     changes  in  foreign  regulations  and  political  climate.

WE  OPERATE  IN  A  HIGHLY  REGULATED  INDUSTRY.

     Our products are subject to regulation by the United States Food and Drug Administration and comparable foreign governmental authorities. These regulations can be burdensome and may:

     -     substantially  delay  or  prevent  the  introduction of new products;
     -     materially  increase  the  costs  of  any  new product introductions;
     - interfere with or require cessation of product manufacturing and marketing; and
     -     result  in  product  recalls.

     Additionally, adoption of new regulations or modifications to applicable regulations could harm our business.

HEALTH CARE COST CONTAINMENT PROGRAMS COULD ADVERSELY AFFECT OUR DOMESTIC SALES.

     The cost of a significant portion of medical care in the United States is funded by government or other insurance programs. Additional limits imposed by such programs on health care cost reimbursements may further impair the ability of hospitals and other health care providers to purchase equipment such as our products and could reduce our domestic sales.

OUR  BUSINESS  IS  SUBJECT  TO  POSSIBLE  PRODUCT  LIABILITY  EXPOSURE.

     As a manufacturer of medical diagnostic equipment, we could face product liability claims. We have had no product liability claims to date and maintain product liability insurance. However, we can make no assurance that our insurance coverage will be adequate to cover any product liability claims which arise in the future or that it will continue to be available at reasonable prices.

OUR STOCK PRICE MAY FLUCTUATE, INCREASING THE RISK TO INVESTORS IN OUR COMMON STOCK.

     Market prices of securities of medical technology companies, including our common stock, have experienced significant volatility from time to time. There may be volatility in the market price of the common stock due to factors that may or may not relate to our performance. Various factors and events may have a significant impact on the market price of our common stock such as:

     - announcements by us or our competitors concerning new product developments;
     -    governmental  approvals,  regulations  or  actions;
     -    developments or disputes relating to patent or proprietary rights; and
     -    public  concern  over  product  liability.

     In  addition,  our  quarterly  results  have  historically  fluctuated.

              FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE

     We have made forward-looking statements in this document that are subject to risks and uncertainties. Without limitation, these forward-looking statements include statements:

     -     regarding  new  products  we  may  introduce  in  the  future;
     -     about  our  business  strategy  and  plans;
     - about the adequacy of our working capital and other financial resources; and
     -     that  are  not  of  an  historical  nature.

     When we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. You should note that forward-looking statements rely on a number of assumptions concerning future events, and are subject to a number of uncertainties and other factors, many of which are outside of our control, that could cause actual results to differ materially from the statements made. These factors include those discussed under the caption "Risk Factors" in this prospectus. Please note that we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                     MARKET INFORMATION AND DIVIDEND POLICY

     Our common stock is traded on the Nasdaq National Market under the symbol "CXIM." The following table sets forth the high and low closing sale prices for our common stock as reported by Nasdaq.

                Common Stock
                ------------
Quarter        High      Low
------------  -------  -------
FISCAL 1999
First. . . .  2-15/16    1-1/4
Second . . .    2-3/4    1-5/8
Third. . . .    2-1/8   1-7/16
Fourth . . .    3-3/8  1-11/16

FISCAL 2000
First. . . .    2-7/8    1-7/8
Second(1). .    2-3/4        2
Third. . . .   5-1/16    2-1/4
Fourth . . .   3-7/16  1-31/32

FISCAL 2001
First. . . .    3-3/8   2-5/16

     (1) Trading of our common stock on the Nasdaq National Market was suspended from October 6, 1999 until December 13, 1999 due to the delayed filing of our Annual Report on Form 10-K with the SEC.

     As of October 31, 2000, there were approximately 278 holders of record of our common stock. We have never declared or paid any cash dividends on shares of our common stock. We intend to retain any earnings for use in the operation and expansion of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares by the selling stockholders.

                         DETERMINATION OF OFFERING PRICE

     The common stock offered by this prospectus may be offered for sale by the selling stockholders from time to time in transactions on the Nasdaq National Market, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. As such, the offering price is indeterminate as of the date of this prospectus. See "Plan of Distribution."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The balance sheet data as of June 30, 2000 and 1999 and the statements of operations data for the fiscal years ended June 30, 2000 and 1999 are derived from our consolidated financial statements that have been audited by BDO Seidman, LLP, independent auditors, and are included elsewhere in this prospectus. The statement of operations data for the fiscal year ended June 30, 1998 is derived from our consolidated financial statements that have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this prospectus. The balance sheet data as of June 30, 1998, 1997 and 1996 and the statement of operations data for the fiscal years end June 30, 1998, 1997 and 1996 are derived from our audited consolidated financial statements which are not included elsewhere in this prospectus. The balance sheet data as of September 30, 2000 and 1999 and the statement of operations data for the three months ended September 30, 2000 and 1999 are derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly our consolidated financial position and results of operations as of September 30, 2000 and 1999 and for the three months then ended. Actual results are not necessarily indicative of future results.

                                    THREE MONTHS ENDED
                                        SEPTEMBER 30,                             YEARS ENDED JUNE 30,
                                        -------------                             --------------------
                                     2000         1999          2000          1999          1998          1997          1996
                                 ------------  -----------  ------------  ------------  ------------  ------------  ------------
STATEMENT OF OPERATIONS DATA:
Net sales . . . . . . . . . . .  $ 6,229,877   $ 6,603,337  $27,154,236   $28,512,507   $27,908,364   $26,235,355   $31,528,266
(Loss) income before income
  taxes and
  extraordinary gain. . . . . .     (165,970)    1,880,476     (186,388)   (4,388,171)     (499,276)   (2,749,435)   (4,280,989)
Net (loss) income . . . . . . .     (165,970)    1,880,476     (186,388)   (4,388,171)     (499,276)   (2,179,489)   (4,330,989)
Net (loss) income per
  common share--Basic . . . . .  $     (0.02)  $      0.22  $     (0.02)  $     (0.51)  $     (0.06)  $     (0.30)  $     (0.63)
              --Diluted . . . .  $     (0.02)  $      0.21  $     (0.02)  $     (0.51)  $     (0.06)  $     (0.30)  $     (0.63)
                                 ------------  -----------  ------------  ------------  ------------  ------------  ------------
Average shares outstanding
  --Basic . . . . . . . . . . .    8,898,607     8,706,151    8,694,918     8,581,863     8,309,240     7,267,184     6,913,557
                                 ------------  -----------  ------------  ------------  ------------  ------------  ------------
  --Diluted . . . . . . . . . .    8,898,607     8,921,806    8,694,918     8,581,863     8,309,240     7,267,184     6,913,557
                                 ------------  -----------  ------------  ------------  ------------  ------------  ------------
BALANCE SHEET DATA:
Long-term obligations . . . . .  $ 3,495,488   $ 3,979,687  $ 3,552,474   $ 4,014,356   $ 3,165,258   $ 5,110,934   $ 4,669,975
Working capital . . . . . . . .   17,984,238    12,188,902   16,257,780    10,340,014    13,716,891    12,053,165    10,282,033
Total assets. . . . . . . . . .   28,664,974    23,362,905   27,210,867    24,041,987    24,726,819    25,145,066    27,075,922
Stockholders' equity. . . . . .   20,526,259    14,592,186   18,798,952    12,711,709    17,282,997    14,227,135    13,917,549

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to provide an analysis of our financial condition and results of operations and should be read in conjunction with our financial statements and the notes to the financial statements contained elsewhere in this prospectus. The matters discussed in this section that are not historical or current facts deal with potential future circumstances and developments. See "Financial Statements" at page F-1.

                                               PERCENTAGE OF NET SALES
                                               -----------------------
                                       THREE MONTHS
                                          ENDED
                                       SEPTEMBER  30,  YEARS  ENDED  JUNE  30,
                                       --------------  -----------------------
                                        2000    1999    2000    1999     1998
                                       ------  ------  ------  -------  ------
Net sales . . . . . . . . . . . . . .  100.0%  100.0%  100.0%   100.0%  100.0%
Cost of goods sold. . . . . . . . . .   59.7    54.7    60.6     54.5    53.3
Gross profit. . . . . . . . . . . . .   40.3    45.3    39.4     45.5    46.7

Operating expenses:
Marketing . . . . . . . . . . . . . .   23.7    24.3    29.5     31.4    26.7
Research, development
  and engineering . . . . . . . . . .    9.3    10.8    10.5     10.4    11.7
Administrative. . . . . . . . . . . .    9.0     7.8     8.6     14.6     7.2
Severance pay . . . . . . . . . . . .     --      --      --      2.8      --
Total . . . . . . . . . . . . . . . .   42.0    42.9    48.6     59.2    45.6

(Loss) income  from operations. . . .   (1.7)    2.4    (9.2)   (13.7)    1.1
Interest expense. . . . . . . . . . .   (1.0)   (1.0)   (1.0)    (1.5)   (2.9)
Interest income . . . . . . . . . . .    0.1     0.4     0.3      0.3     0.4
Equity in loss of investments . . . .     --      --      --     (0.5)   (0.4)
Gain on sale of stock . . . . . . . .     --    26.7     9.2       --      --
(Loss) income before income taxes . .   (2.7)   28.5    (0.7)   (15.4)   (1.8)
Income tax provision. . . . . . . . .     --      --      --       --      --
Net (loss) income . . . . . . . . . .  (2.7)%   28.5%  (0.7)%  (15.4)%  (1.8)%

COMPARISON  OF  THREE  MONTHS  ENDED  SEPTEMBER  30,  2000  AND  1999

     Sales volume (number of units sold) for the three months ended September 30, 2000 rose 15% from the same period in fiscal 1999, however, net sales revenue fell by approximately $400,000, or approximately 6.1%, from $6,600,000 in the first quarter of fiscal 2000 to $6,200,000 in the first quarter of fiscal 2001. One of the reasons for this result is the large systems sale recorded in the first quarter of the prior year. Resulting hospital sales in the prior year were $1,500,000 higher than that of the current year. Another reason for the overall decrease in revenue is the decline in the selling price of some of our older product line. Prices have fallen, in part, due to increased competition and, in part, due to our willingness to accept a lower margin during the phase out period of some of these products, rather than absorb future inventory obsolescence costs. However, OEM sales in the current year have rebounded from a sluggish start in fiscal 1999, posting an $800,000 gain over the same period last year.

     The gross profit percentage of 40% in the first quarter of the current year represents a decrease of 11% from the same period in fiscal 2000, but shows an improvement over both of the previous two quarters. A comparison of the current year cost of sales to that of the prior year (after adjusting for the higher margin systems sale) shows that the cost per unit has remained relatively constant. Therefore, the lower margin in fiscal 2000 is attributed to the profitable systems sale in the prior year, the lower sales prices on established products as discussed above, and introductory pricing on our newly introduced products being sold as demonstration units. We expect to see some improvement in its margins, as most of the demonstration units have been moved through the backlog, and future sales of the newer products are expected to be subject to less discounting.

     In the prior year, we made great strides in reducing operating expenses from that of the year before, and that emphasis has continued into fiscal 2001. Current year operating expenses decreased $200,000 in the first quarter from that of the prior year. Approximately $100,000 is attributed to the service area in the form of higher warranty sales and better control of materials and supplies. Research and development accounts for another $100,000 in reductions, as there was a significant amount of activity in the first quarter of the prior year related to the development of the new products released in late fiscal 2000.

     Income from operations fell approximately $250,000 for the three months ended September 30, 2000 when compared to the same period in fiscal 2000 due to the decrease in revenue and gross profit, which offset the reduction in operating expense.

     Net non-operating expenses were approximately $60,000, the majority of which relates to interest expense on the building mortgage, and is comparable to the amount spent on interest in the prior year. However, offsetting last year's interest expense was a $1,800,000 gain on the sale of Immtech stock, which accounts for the difference in the non-operating expense totals.

COMPARISON  OF  YEARS  ENDED  JUNE  30,  2000  AND  1999

     For the twelve months ended June 30, 2000, international sales rose approximately $600,000, but were offset by a decrease in total domestic sales of approximately $2,000,000. The net result was a decline in net sales of 4.8%, from $28,512,507 to $27,154,236, which resulted primarily from decreasing product prices.

     The gross profit percentage declined from 45.5% in 1999 to 39.4% in 2000. This decrease is due primarily to continued price erosion on products in a portion of our older product line.

     Total operating expenses were reduced by $3,700,000, which represents a 21.7% cost reduction during fiscal 2000. Marketing expenses were lowered by approximately $900,000 due to a variety of factors. These include a reduction in service labor and materials, a decrease in payroll and related travel expenses due to a reduction in direct sales people as more dealers were added, and a decrease in commissions associated with the lower sales. Offsetting the $1,800,000 of reductions was a $900,000 increase in the reserve for doubtful accounts related to the receivable balances of certain international customers. Research and development expenses decreased approximately $100,000, as the design phase of the 8100 product was completed and production commenced. Administration expenses decreased approximately $2,000,000. The majority of this reduction is due to the non-reoccurring litigation and settlement costs associated with a lawsuit in the prior year. In addition, $810,000 of severance costs were recorded in 1999.

     Interest expense was reduced $170,000 from 1999 levels due to the mortgage that was refinanced in March 1999. However, the more significant change is the $2,500,000 gain recorded on the private placement sale of 500,000 Immtech shares in fiscal 2000.

COMPARISON  OF  YEARS  ENDED  JUNE  30,  1999  AND  1998

     Net sales for the twelve months ended June 30, 1999 increased 2.2% to $28,512,507 from $27,908,364. The sales increase is attributable to an increase in OEM sales partially offset by a decrease in international sales.

     The gross profit percentage decreased from 46.7% in 1998 to 45.5% in 1999. The primary reason for the decrease in gross profit is the increase in OEM sales. OEM sales typically have a lower gross profit than sales to non-OEM customers.

     Operating expenses of $16,871,981 represent a 32.5% increase from fiscal 1998 levels. Marketing expenses increased approximately $1,486,000 when compared to 1998 levels. This increase is due primarily to increased promotional activities throughout the world. Engineering expenses decreased approximately $316,000 when compared to 1998 levels; however, excluding the one-time $900,000 charge in 1998 (discussed in footnote 8 of the financial statements) engineering expenses increased approximately $584,000. This increase is due to expanded research and development efforts related to new product introductions. Administrative expenses increased approximately $2,159,000. This increase is attributable to the settlement and related legal costs related to litigation with a former dealer that represented our products. We also recorded approximately $810,000 of severance costs related primarily to costs associated with the resignation of our two co-founders.

     Interest expense decreased as no purchase discount related to convertible debentures was recorded in 1999. All debentures were converted to common stock during 1998.

LIQUIDITY  AND  CAPITAL  RESOURCES

     As of September 30, 2000, we had a cash balance of approximately $200,000 and no short-term borrowings. In the three months ended September 30, 2000, approximately $200,000 was provided by operations, of which $100,000 was reinvested in property, plant and equipment. In the same period of the prior year, approximately $1,700,000 was used in operations, of which a significant portion was attributed to the settlement of a long-standing lawsuit. Proceeds for this settlement were obtained from the sale of shares of Immtech stock in a private placement sale. Subsequent to September 30, 2000, we received $4,000,000 in proceeds from the private placement of 1,786,273 shares of our common stock to the selling stockholders. The primary intended use of these funds is for additional research and development and an expanded marketing program. We believe all other capital and liquidity requirements will be satisfied by cash generated from operations and periodic utilization of a $4,000,000 line of credit currently in place, if necessary. At September 30, 2000, there were no borrowings outstanding under the line of credit.

     In fiscal 2000, we generated $2.5 million through the private placement sale of Immtech stock and $499,581 from the exercise of stock options and employee stock purchases from the treasury. We used $73,925 to retire long-term debt, $595,412 for capital expenditures and $4,726,492 to fund operations. These sources and uses of cash resulted in net negative cash flow of $2,396,248 for the 2000 fiscal year.

     In fiscal 1999, we generated $315,577 from operating activities, $256,413 from the mortgage refinancing discussed below, and $10,313 from the exercise of stock options. We used $92,776 for the retirement of long-term debt, $515,017 for capital expenditures, and $193,430 for the repurchase of our stock. These sources and uses of cash resulted in net negative cash flow of $218,920 for the 1999 fiscal year.

     In March 1999, we refinanced our mortgage note on our office and manufacturing facility. The new mortgage note requires monthly debt service payments of approximately $28,000 with a final payment of approximately $3,000,000 due in December 2002.

     We expect our continued programs to increase accounts receivable collections, decrease inventory levels, reduce product development tooling requirements and stabilize sales demonstration equipment levels will have a positive effect on cash flow activities in the next fiscal year. Consequently, we believe our research and development activities and other capital and liquidity requirements for at least the next twelve months will be satisfied by cash generated from operations and other borrowings. There are currently no significant capital expenditures planned for fiscal 2001. During fiscal 2000, we also had access to a commercial bank line of credit of up to $4,000,000. At June 30, 2000, there were no borrowings outstanding on the line of credit. We violated a covenant related to maintaining a certain tangible net worth amount and achieving certain income levels. The bank waived compliance with this covenant subsequent to year end. This line expires in November 2001.

QUARTERLY  RESULTS

     The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation. We recorded a gain of $2,500,000 in the quarter ended September 30, 1999 related to the sale of Immtech stock and a charge of approximately $1,800,000 for settlement costs related to a lawsuit that was resolved in the quarter ended June 30, 1999. These items were unusual, nonrecurring adjustments.

                                                             QUARTERS ENDED
                     SEPT. 30,    JUNE 30,    MARCH 31,    DEC. 31,   SEPT. 30,    JUNE 30,    MARCH 31,    DEC. 31,    SEPT. 30,
                       2000         2000        2000         1999        1999        1999        1999         1998        1998
                                                     (in  thousands,  except  per  share  data)
Net sales. . . . .  $    6,230   $   7,519   $    6,131   $   6,901   $    6,603  $   7,223   $    7,276   $   7,290   $    6,724
Gross profit . . .       2,511       2,326        2,235       3,142        2,989      2,784        3,379       3,562        3,259
(Loss) income from
  operations . . .        (108)     (1,317)      (1,143)       (215)         157     (2,308)        (486)       (880)        (214)
Net (loss)
  income . . . . .        (166)     (1,367)      (1,197)        489        1,880     (2,340)        (681)       (947)        (420)
Net (loss) income
  per common
  share-Basic. . .       (0.02)      (0.16)       (0.14)       0.06         0.22      (0.27)       (0.08)      (0.11)       (0.05)
       -Diluted. .       (0.02)      (0.16)       (0.14)       0.06         0.21      (0.27)       (0.08)      (0.11)       (0.05)

     We typically receive a substantial volume of our quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, we usually build a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow us to ship the products ordered during the quarter, our quarterly results and stock of finished inventory can be significantly affected.

                                    BUSINESS

     We design, manufacture and market vital signs and gas monitoring instruments and related noninvasive sensors used to monitor patients in many healthcare environments.

     Since a patient's oxygen, anesthetic gas and carbon dioxide levels can change dramatically within minutes, causing severe side effects or death, continuous monitoring of these parameters is increasing. Our monitoring equipment improves patient safety by delivering accurate, comprehensive and instantaneous patient information to the clinician. Our products also allow hospitals to contain costs primarily by substituting cost-effective reusable pulse oximetry sensors for disposable sensors, controlling the use of costly anesthetics and increasing personnel productivity.

     To meet the needs of end-users in a wide variety of patient environments, we have developed a broad line of patient monitors which combine one or more of our patented or other proprietary technologies for monitoring:

     -     oxygen  saturation;
     -     carbon  dioxide;  and
     -     anesthetic  agents,

with  standard  monitoring  technologies  that  provide:

     -     electrocardiogram;
     -     invasive  and  noninvasive  blood  pressures;
     -     temperature;
     -     heart  rate;  and
     -     respiration  rate.

     In addition, our VitalView telemetry system allows one nurse to monitor up to eight patients simultaneously from a convenient central location. This allows hospitals to move out of the intensive care unit those patients that require continuous monitoring, but do not need all of an intensive care unit's extensive and costly personnel and equipment resources.

PRODUCTS

     We market a broad range of vital signs and gas monitoring products designed to address the needs of a variety of end-users in different patient environments. Our monitors display information graphically and numerically. All of our monitors incorporate adjustable visual and audible alarms to provide reliable patient-specific warnings of critical conditions, and most of our monitors record up to 60 hours of trend data. Our monitors are available with printer capability to provide permanent records of patient data.

     Model  8100  Vital  Signs  Monitor.  The full-featured CSI 8100 Vital Signs
     ----------------------------------
Monitor provides maximum flexibility for hospital, transport and outpatient care settings. The unit's custom configurations include ECG, ComfortCuff noninvasive blood pressure, DOX digital oximetry, heart rate, temperature, respiration and nurse call interface. Optional features include CO2 and CO2/O2 monitoring and an integrated printer. The 8100 is well suited for busy departments that require basic vital signs monitoring to conscious sedation.

     Model  503,  503DX,  504  and  504DX.  Our complete line of pulse oximeters
     ------------------------------------
meets  the  needs  of  virtually  all  clinical  environments,  including:

     -     adult,  pediatric  and  neonatal  intensive  care  units;
     -     operating  rooms;
     -     emergency  rooms;
     -     nursing  homes;
     -     physicians'  offices;  and
     -     ambulances.

     Our pulse oximeter line is designed to provide accuracy and convenience at a competitive cost to the end-user.

     Model  506DX  and  507E  Patient Monitors.  The 507E series is comprised of
     -----------------------------------------
small, compact, portable, full-featured vital signs monitors configured to meet specific clinical needs. The 507E series is well-suited for dental and physician offices. The 506DX is ideal for patient ward monitoring of noninvasive blood pressure. The 507E series combines electrocardiogram, oxygen saturation and noninvasive blood pressure for a complete vital signs monitor for physician office and hospital applications. The 507E series is an effective low-cost monitoring system for the emergency room or the recovery room.

     Scholar(TM).  The  Scholar  monitor series specifically addresses the needs
     -----------
of  small  hospitals  with  broad  clinical  needs, including the monitoring of:

     -     electrocardiogram;
     -     blood  oxygen  saturation;
     -     noninvasive  blood  pressure;
     -     temperature;  and
     -     invasive  blood  pressure.

     Scholar offers all the primary features a hospital needs with the capability of adding more features if desired. Scholar monitors are available with printer and recorder capability and can transmit data to our VitalView Central Stations.

     Model  1100  Anesthesia  Monitor.  The  Model 1100 monitor provides patient
     --------------------------------
monitoring for a wide variety of cardio-pulmonary parameters in an integrated system. The Model 1100 is able to monitor:

     -     two  electrocardiogram  waveforms;
     -     noninvasive  blood  pressure;
     -     three  types  of  invasive  blood  pressure;
     -     respiration  rate;
     -     heart  rate;
     -     temperature;
     -     oxygen  saturation;
     -     inspired/expired  oxygen;  and
     -     carbon  dioxide  and  anesthetic  gases.

     The Model 1100 uses our proprietary disposable respiratory secretion filter system.

     Model  602-3B,  602-6B,  602-11  and  602-13  Gas Monitors.  The 602 series
     ----------------------------------------------------------
provides monitoring of carbon dioxide, pulse oximetry and anesthetic agents using our proprietary infrared technology. The 602 IQ series of operating room monitors provides automatic identification and quantification of all five approved anesthetic agents.

     Model  4400  Series  Blood  Pressure,  Pulse  Oximetry  and  Temperature
     ------------------------------------------------------------------------
Combination  Monitor.  The 4400 series monitor was developed in conjunction with
--------------------
Alaris Medical and incorporates our oximetry and noninvasive blood pressure technology with Alaris's temperature technology. Alaris has the rights to market the Model 4400 monitor to hospitals in the United States and Canada. We have rights to market the product to the alternate care market and to international markets.

     Model  602-14  POET(TM)  LT  Monitor.  The hand-held POET LT provides small
     ------------------------------------
hospitals and alternate care environments with compact, portable carbon dioxide monitoring. The POET LT series is an effective, low-cost functioning solution for these environments.

     VitalView(TM).  The  VitalView  central  station  makes it possible for one
     -------------
nurse or technician to monitor numerous patients simultaneously. The VitalView can receive, display and store data from a wide variety of our monitors including the Scholar, 507E and MPT.

     MPT(TM).  The  MPT  (Multiple  Parameter  Telemetry)  monitor  allows  the
     -------
transmission of vital signs (electrocardiogram, blood oxygen saturation and noninvasive blood pressure) on a real time basis to a VitalView central station while the patient is ambulatory. In today's healthcare environment, hospitals benefit by moving patients from expensive critical care departments as quickly as possible to less expensive general nursing floors. MPT, because of its complete monitoring capability and its lower cost, allows the patient to be ambulatory while still being monitored for all vital signs.

     Pulse  Oximetry Sensors.  We have designed proprietary, noninvasive sensors
     -----------------------
that can be used on any patient, from a premature infant to a full-grown adult. Our line of reusable pulse oximetry sensors offers users significant cost savings compared to disposables. Our reusable sensors generally last longer than the one-year warranty period and are easily and inexpensively cleaned between uses. Our reusable sensors include a finger sensor for routine applications and a multisite sensor for increased placement flexibility. The multisite sensor is fully immersible, allowing for sterilization between patients. We also sell a range of disposable sensors designed for single use in cases where the facility would prefer to use a patient charge disposable product.

     Water  Chek/Chek-Mate  Filter  System.  Our patented, disposable Water Chek
     -------------------------------------
system separates a patient's respiratory secretions from a breath sample before it enters the gas monitor(s) for analysis. Our proprietary, disposable Chek-Mate filter enhances the removal of moisture from the sample, while preventing cross-contamination. This system allows the monitor to operate effectively regardless of humidity or patient condition. The self-sealing feature also protects the healthcare provider from potential contamination.

MARKETING  AND  SALES

     Domestic  Sales.  At August 31, 2000, our domestic sales force consisted of
     ---------------
eight employees and 104 independent dealers. Our sales force and independent dealers market our products to many different types of medical facilities such as hospitals, surgery centers, nursing homes and physician offices. We sell our higher-end monitors (MPT, VitalView Central Station and anesthetic agent monitors), principally to hospitals whereas the vital signs and pulse oximeters are sold primarily for nonhospital settings.

     International Sales.  One of our principal marketing strategies has been to
     -------------------
target international markets, particularly Europe, Latin America and the Pacific Rim countries. During fiscal 2000, we sold our products, principally to hospitals, in over 70 countries through over 70 independent dealers. Most of our international order processing, invoicing, collection and customer service functions are handled directly from our headquarters in Waukesha, Wisconsin. We believe demand for our products in international markets is primarily driven by cost containment concerns, and increased interest in using quality patient monitoring products for improved patient management.

     In fiscal 2000, 41% of our net sales, or $11.0 million, was attributable to international sales, of which approximately:

     -     49%  was  from  sales  in  Europe  and  the  Middle  East;
     -     24%  was  from  sales  to  Pacific  Rim  countries;  and
     -     27%  was  from  sales  to  Canada  and  Central  and  South  America.

     In fiscal 1999, 37% of our net sales was attributable to international sales. In fiscal 1998, 46% of our net sales was attributable to exports. We sell our products in United States dollars and are not subject to significant currency risks. However, an increase in the value of the United States dollar relative to foreign currencies could make our products less price competitive in those markets. In addition, significant devaluation of certain foreign currencies could adversely affect the collectibility of accounts receivable from international customers. We analyze this risk before making shipments to countries we view as unstable.

     Clinical  Support.  At  August  31,  2000, we employed one clinical support
     -----------------
specialist to provide customer training and education, primarily to domestic hospitals. The clinical support specialist also assists in the periodic training and education of the direct sales force. In addition, the direct sales force maintains contact with end-users and provides additional training and updates. Clinical support in foreign markets is provided by our clinical support staff and direct sales force.

     Warranty and Service.  We believe that customer service is a key element of
     --------------------
our marketing program. Our monitors are warranted against defects for one year and our reusable sensors are warranted for six months. If a problem develops with one of our products while under warranty, we typically provide a replacement unit until the product can be repaired at our facility. At August 31, 2000, we had a customer service staff of 16 people at our Waukesha, Wisconsin facility. We offer extended warranties and service contracts on all of our monitors.

MANUFACTURING

     We continually strive to implement manufacturing efficiencies while maintaining product quality and reliability. Our oximeters and sensors are assembled from off-the-shelf components and other parts produced to our specifications, such as printed circuit board assemblies, custom transformers and sensor cable/connector subassemblies. However, we produce certain important components in-house. All electronic components are subjected to a 24-hour high-temperature burn-in to eliminate early component failure. Some subassembly is performed by subcontractors, but final assembly and quality control are performed at our facility. We maintain test and inspection procedures to minimize errors and enhance the operating reliability of our products. Final test procedures on fully assembled units include an operational test and a continuous 72-hour burn-in procedure.

     Some of our products incorporate components currently purchased from single sources. While we believe these components are available from alternate sources on reasonable terms, an interruption in the delivery of these or other components could harm us. In order to reduce the risk of supply interruption, we maintain inventories of certain components.

     The ISO 9000 series of quality management and assurance standards was developed by the International Organization for Standardization and published in 1987. In 1993 the European Community was formed with the signing of the Maastricht Treaty by 12 European countries. One of the many standards adopted by this group is the ISO 9000 international quality assurance and quality management series under the designation EN2 9000. Based on this action by the European Community and specific requirements from European customers, we believe ISO 9000 registration will be required to compete in European Community and other international markets as an indication of compliance with international quality management and assurance standards. In July 1994 the Food and Drug Administration announced its intention of harmonizing the ISO 9000 standards with its Medical Device Good Manufacturing Practices. We have achieved certification under ISO 9001 and 9002 standards. See "-Regulation."

RESEARCH,  DEVELOPMENT  AND  ENGINEERING

     We have focused our research, development and engineering expenditures on products designed to meet identified market demands. We seek to apply our expertise in gas monitoring and related sensor technology to develop new products and adapt existing products for new markets. At August 31, 2000, we had an in-house research, development and engineering staff of 20 people. Our research, development and engineering expenditures were $2.9 million in fiscal 2000, $3.0 million in fiscal 1999 and $3.3 million in fiscal 1998.

COMPETITION

     The markets for our products are highly competitive. Many of our competitors, including our principal competitors described below, have:

     -     greater  financial  resources;
     -     more  established  brand  identities  and  reputations;
     -     longer  histories  in  the  medical  equipment  industry;  and
     -     larger  and  more  experienced  sales  forces.

     In these respects, our competitors may have a competitive advantage over us. We compete primarily on the basis of product features, the quality and value of our products (i.e., their relative price compared to performance features provided) and the effectiveness of our sales and marketing efforts. We believe that our principal competitive strengths are provided by:

     -     our  focus  on  cost  containment;
     - our patented and other proprietary technology and software for noninvasive continuous monitoring of oxygen, anesthetic gases, carbon dioxide and noninvasive blood pressure;
     -     our  cost-efficient  manufacturing;
     -     the efficiency and speed of our research and development efforts; and
     -     our  established  international  presence.

     The principal competing manufacturers of pulse oximeters are Nellcor Puritan Bennett, a unit of Mallinckrodt Inc., and Datex/Ohmeda, a United States subsidiary of Instrumentarium OY, a Finnish company. We estimate that Nellcor has captured a majority of the worldwide pulse oximeter market, and that Datex/Ohmeda and Criticare have each captured significant portions of the worldwide pulse oximeter market. In addition, there are approximately four other companies which compete in the market for pulse oximeters. We also indirectly compete with manufacturers of numerous other medical equipment products for limited customer funds.

     We believe that the worldwide anesthetic agent and carbon dioxide monitor markets are comparatively fragmented, with Datex/Ohmeda as the principal competitor. Our principal competitors in the domestic gas monitor market include Datex/Ohmeda and Hewlett-Packard Company. The market for vital signs monitors includes competitors such as Hewlett-Packard Company, Siemens A.G., Datex/Ohmeda and SpaceLabs, Inc., a subsidiary of Westmark International Incorporated.

     We believe that our principal competitors in Western Europe include Datex/Ohmeda and that we have a significant share of this market. In the Pacific Rim countries, we believe that Datex/Ohmeda is the leading competitor.

REGULATION

     As a manufacturer of medical diagnostic equipment, we are regulated by the Food and Drug Administration and similar foreign governmental agencies. In producing our products, we must comply with a variety of regulations, including the good manufacturing practices regulations of the Food and Drug Administration. In addition, we are subject to periodic inspections by this agency. If the Food and Drug Administration believes that its legal requirements have not been fulfilled, it has extensive enforcement powers, including the ability to ban or recall products from the market and to prohibit the operation of manufacturing facilities. We believe our products comply with applicable Food and Drug Administration regulations in all material respects. In addition, we received ISO 9002 certification on April 29, 1993 and ISO 9001 certification on July 8, 1994.

     Under the Food, Drug and Cosmetic Act, all medical devices are classified as Class I, Class II or Class III, depending upon the level of regulatory control to which they will be subject. Class III devices, which are the most highly controlled devices, are subject to premarket approval by the Food and Drug Administration prior to commercial distribution in the United States.

     Our current products have not been subject to the Food and Drug Administration's comprehensive premarket approval requirements, but are generally subject to premarket notification requirements. If a new device is substantially equivalent to a device that did not require premarket approval, premarket review is satisfied through a procedure known as a "510(k) submission," under which the applicant provides product information supporting its claim of substantial equivalence. The Food and Drug Administration may also require that it be provided with clinical trial results showing the device's safety and efficacy.

     We believe that the products we are currently developing generally will be eligible for the 510(k) submission procedure and, therefore, will not be subject to lengthy premarket approval procedures. However, these products are still being developed and we can make no assurance that the Food and Drug Administration will determine that the products may be marketed without premarket approval.

     We seek, where appropriate, to comply with the safety standards of Underwriters' Laboratories and the Canadian Standards Association and the standards of the European Community. To date, we have not experienced significant regulatory expense or delay in the foreign markets in which we sell our products. Industry and professional groups such as the American Society of Anesthesiologists, to the extent they have the power to mandate practices or procedures as part of their profession's standard of care, are also a source of indirect regulation of our business.

PATENTS  AND  TRADEMARKS

     We believe one of our principal competitive advantages is provided by our patented and other proprietary technology, including our:

     -     sensor  technology;
     -     infrared  specific  anesthetic  gas  monitoring  technology;
     -     UltraSync  signal  processing  software;  and
     -     disposable  respiratory  secretion  filter  system.

     None of our U.S. patents expire before 2004. We also have thirteen foreign patent applications pending. There is no assurance that any patents held or secured by us will provide any protection or commercial or competitive benefit to us. There is also no assurance that our products will not infringe upon patents held by others. We are the owner of United States trademark registrations for "POET," "Scholar," "MPT," "REMOTEVIEW" and "MICROVIEW."

     We also rely upon trade secret protection for certain of our proprietary technology. Although we require our employees having access to our proprietary information to sign confidentiality agreements, we can make no assurance that such agreements can be effectively enforced or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our trade secrets.

EMPLOYEES

     At  August  31,  2000,  we  had  104  employees,  including:

     -     44  in  manufacturing  and  operations;
     -     6  in  quality  control;
     -     21  in  sales  and  marketing;
     -     13  in  administration;  and
     -     20  in  research,  development  and  engineering.

     Many of our technical employees are highly skilled. We believe that our continued success depends in part on our ability to continue to attract qualified management, marketing and technical personnel. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

BACKLOG

     Our backlog was approximately $1,833,000 on June 30, 2000 and approximately $1,836,000 on June 30, 1999. The backlog at these dates consisted primarily of products for which the sales order specified a delayed delivery date. We generally deliver our products out of inventory when specified by the customer. We do not believe that our backlog at any date is indicative of our future sales.

DESCRIPTION  OF  PROPERTY

     In November 1992, we purchased a new 60,000 square foot facility for approximately $4.5 million. Our mortgage calls for monthly installments of principal and interest of approximately $28,000 and a final "balloon" payment of approximately $3.0 million in April 2004. We believe this facility will be adequate for the foreseeable future.

LEGAL  PROCEEDINGS

     In the normal course of business we may be involved in various legal proceedings from time to time. We do not believe we are currently involved in any claim or action the ultimate disposition of which would have a material adverse effect on us.

                                   MANAGEMENT


DIRECTORS  AND  OFFICERS

     The following table sets forth information regarding our directors and executive officers:

NAME                       AGE                       TITLE
-------------------------  ---  ------------------------------------------------
Karsten Houm (1)(2)         54  Chairman of the Board and Director

Emil H. Soika               62  President, Chief Executive Officer and Director

N.C. Joseph Lai, Ph.D.      58  Director

Milton Datsopoulos (1)(2)   60  Director

Jeffrey T. Barnes           46  Director

Mark S. Ruehle              39  Vice President-Finance and Secretary

Stephen D. Okland           58  Vice President-Domestic Sales

Drew M. Diaz                37  Vice President-International Sales

Michael T. Larsen           41  Vice President-Quality Control/Quality Assurance

Joseph P. Lester            50  Vice President-Operations

Dennis D. Hurlebaus         58  Vice President-U.S. Hospital Sales
______________________

     (1)     Member  of  Audit  Committee.
     (2)     Member  of  Compensation  Committee.

     KARSTEN HOUM, CHAIRMAN OF THE BOARD AND DIRECTOR. Mr. Houm has served as our Chairman of the Board since November 1998 and as a Director since 1985. Mr. Houm also currently works as a management consultant. From September 1985 to June 1997, Mr. Houm served as President of Unitor, a Norwegian shipping company.

     EMIL H. SOIKA, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Soika has served as our President, Chief Executive Officer and Director since November 1998. From November 1995 to September 1998, Mr. Soika served as Vice President and General Manager of Spacelabs Medical, a medical monitoring and clinical information systems company. From March 1991 to July 1995, Mr. Soika served as President and Chief Executive Officer of Block Medical, a manufacturer of intravenous dispensers. Mr. Soika is a director of Immtech International, Inc., a company engaged in the research and development of products in the fields of biochemistry and immunology.

     N.C. JOSEPH LAI, PH.D., DIRECTOR. Dr. Lai has served as a Director since 1984. Dr. Lai is a management consultant. Dr. Lai is one of our co-founders and served as our Vice Chairman of the Board and as an officer from our inception in October 1984 until November 1998.

     MILTON DATSOPOULOS, DIRECTOR. Mr. Datsopoulos has served as a Director since 1986. Mr. Datsopoulos has been a partner in the law firm of Datsopoulos, MacDonald & Lind in Missoula, Montana since 1974. Mr. Datsopoulos is a director of Montana Naturals Int'l, Inc., a manufacturer of natural food products and nutritional supplements, Kafus Environmental Industries Ltd., a producer of consumer and industrial waste recycling technology, and Leigh Resource Corporation, a company engaged in mineral exploration and development.

     JEFFREY T. BARNES, DIRECTOR. Mr. Barnes has served as a Director since October 2000. Mr. Barnes has been a partner of Oxford Bioscience, a venture capital firm, since October 1999. From 1997 to October 1999, Mr. Barnes was a principal of Robertson Stephens, an investment banking firm. From October 1993 to January 1997, Mr. Barnes was a principal of Needham & Co., an investment banking firm.

     MARK S. RUEHLE, VICE PRESIDENT-FINANCE AND SECRETARY. Mr. Ruehle has served as our Vice President-Finance and Secretary since February 2000. Prior to joining us, Mr. Ruehle was Senior Manager of Finance for AmeriServe Food Distribution, Inc., a food distribution company, from December 1992 to June 1999.

     STEPHEN D. OKLAND, VICE PRESIDENT-DOMESTIC SALES. Mr. Okland has served as one of our Vice Presidents since April 1986.

     DREW M. DIAZ, VICE PRESIDENT-INTERNATIONAL SALES. Mr. Diaz served as our Regional Sales Manager for the Middle East and Western Europe from 1993 until he was appointed Director of International Sales in 1995. Mr. Diaz was most recently promoted to Vice President-International Sales in 1997. From October 1996 until August 1997, Mr. Diaz also served as Geschaeftsfuehrer of Criticare International GmbH Marketing Services, our wholly-owned subsidiary which was dissolved in 1998 following bankruptcy proceedings under German law.

     MICHAEL T. LARSEN, VICE PRESIDENT-QUALITY CONTROL/QUALITY ASSURANCE. Mr. Larsen has served as our Vice President-Quality Control/Quality Assurance since September 1990.

     JOSEPH P. LESTER, VICE PRESIDENT-OPERATIONS. Mr. Lester has served as our Vice President-Operations since January 2000. Prior to joining us, Mr. Lester was Vice President-Operations for Siemens Medical Systems, Inc. from April 1997 to January 2000. From 1993 to April 1997, Mr. Lester was Senior Director-Operations for Spacelabs Medical, a medical monitoring and clinical information systems company.

     DENNIS D. HURLEBAUS, VICE PRESIDENT-U.S. HOSPITAL SALES. Mr. Hurlebaus has served as our Vice President-U.S. Hospital Sales since May 2000. Prior to joining us, Mr. Hurlebaus was Vice President-Sales for Team Rehab, a medical software company, from January 2000 to April 2000. From October 1995 to June 1998, Mr. Hurlebaus was Vice President-Sales of Hill-Rom, a medical equipment company. From February 1981 to October 1995, Mr. Hurlebaus was Vice President-Sales for Datascope, a medical equipment company.

BOARD  OF  DIRECTORS

     Our Board of Directors consists of five members. Our By-laws provide that our Board of Directors will be divided into three classes, as nearly equal as possible, with each class serving staggered three year terms. Karsten Houm and Emil H. Soika will stand for re-election at the 2000 annual meeting of stockholders. Milton Datsopoulos will stand for re-election at the 2001 annual meeting of stockholders. N.C. Joseph Lai, Ph.D. and Jeffrey T. Barnes will stand for re-election at the 2002 annual meeting of stockholders.

     Mr. Barnes' directorship is connected with the investment of the selling stockholders in our common stock pursuant to a Purchase Agreement, dated as of October 17, 2000, among Criticare and the selling stockholders.

COMPENSATION  OF  DIRECTORS

     Our directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors. Our directors historically have not received cash directors' fees, although we have adopted a policy effective November 1, 2000 to pay a retainer of $1,250 per month to our Chairman of the Board and $1,000 per month to each of our other non-employee directors. During fiscal 2000, we granted 50,000 stock options to each of Mr. Houm and Mr. Datsopoulos.

EXECUTIVE  COMPENSATION

     Cash and Other Compensation. The following table sets forth compensation information for the three fiscal years ended June 30, 2000 to or on behalf of the person who served as our Chief Executive Officer during fiscal 2000 and our two other executive officers whose salary exceeded $100,000 for fiscal 2000. The persons listed below are sometimes referred to in this prospectus as the "named executive officers."


                                       SUMMARY COMPENSATION TABLE
                                                                        LONG-TERM
                                     ANNUAL  COMPENSATION              COMPENSATION
                                     ---------------------            --------------
                                                                          AWARDS:
                                                                        SECURITIES
NAME AND                                           OTHER ANNUAL         UNDERLYING        ALL OTHER
PRINCIPAL POSITION          YEAR  SALARY ($)   COMPENSATION ($) (1)  OPTIONS/SARS (#)  COMPENSATION ($)
--------------------------  ----  -----------  --------------------  ----------------  ----------------
Emil H. Soika,              2000  125,000                     1,280            --               434 (3)
  President, Chief          1999   78,125                        --       200,000                --
  Executive Officer and
  Director (2)

Stephen D. Okland,          2000  230,282 (4)                 6,000            --             3,517 (6)
  Vice President-           1999  277,576 (4)                 6,000        43,500 (5)         3,701 (6)
  Domestic Sales            1998  302,628 (4)                 6,000            --             3,690 (6)

Drew M. Diaz,               2000  160,100                     1,640        42,000             3,295 (8)
  Vice President-           1999  165,609                     1,915       100,000 (7)         1,882 (8)
  International Sales       1998  188,292                       638            --                86 (8)

_____________________

(1)     The  amounts  represent  automobile  allowance  payments.

(2)     Mr.  Soika  commenced  employment  with  us  in  November  1998.

(3)     Represents  premiums  we  paid on a life insurance policy, the proceeds of which are payable to the  beneficiary  of  Mr.  Soika.

(4)     Represents commissions we paid to Mr. Okland based on a percentage of certain domestic sales by the  Company.  Mr.  Okland  receives  no  fixed  salary.


                                       21

(5)     Represents  30,000  stock options granted in fiscal 1999 and 13,500 stock options regranted due to  repricing  of  options  on  December  11,  1998.

(6)     For  fiscal  2000, represents $317 of premiums we paid on a life insurance policy, the proceeds of  which  are  payable to the beneficiary of Mr. Okland, and $3,200 of contributions made by us to our
401(k)  plan  on  behalf of Mr. Okland.  For fiscal 1999, represents $501 of premiums we paid on a life insurance  policy,  the  proceeds  of which are payable to the beneficiary of Mr. Okland, and $3,200 of contributions  made by us to our 401(k) plan on behalf of Mr. Okland.  For fiscal 1998, represents $490 of premiums we paid on a life insurance policy, the proceeds of which are payable to the beneficiary of
Mr.  Okland,  and  $3,200  of  contributions  made  by  us  to our 401(k) plan on behalf of Mr. Okland.

(7)     Represents  34,000  stock options granted in fiscal 1999 and 66,000 stock options regranted due to  repricing  of  options  on  December  11,  1998.

(8)     For fiscal 2000, represents $95 of premiums we paid on a life insurance policy, the proceeds of which  are payable to the beneficiary of Mr. Diaz, and $3,200 of contributions made by us to our 401(k)
plan  on  behalf of Mr. Diaz.  For fiscal 1999, represents $101 of premiums we paid on a life insurance policy,  the  proceeds of which are payable to the beneficiary of Mr. Diaz, and $1,781 of contributions made  by  us  to our 401(k) plan on behalf of Mr. Diaz.  For fiscal 1998, represents $86 of premiums we paid  on  a  life  insurance  policy, the proceeds of which are payable to the beneficiary of Mr. Diaz.

     Options Granted During Fiscal 2000. The following table provides information regarding stock options granted to our named executive officers during the fiscal year ended June 30, 2000.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                 POTENTIAL REALIZABLE
                    NUMBER OF    % OF TOTAL                                        VALUE AT ASSUMED
                   SECURITIES     OPTIONS                                           ANNUAL RATES OF
                   UNDERLYING    GRANTED TO                                           STOCK PRICE
                     OPTIONS    EMPLOYEES IN  EXERCISE PRICE      EXPIRATION         APPRECIATION
NAME               GRANTED (#)  FISCAL YEAR       ($/ SH)            DATE         FOR OPTION TERM ($)
-----------------  -----------  ------------  ---------------  ----------------  ---------------------
                                                                                     5%          10%
                                                                                 ----------  -----------
Emil H. Soika               --            --               --                --          --          --
Stephen D. Okland           --            --               --                --          --          --
Drew M. Diaz             2,000           0.6             2.25  January 25, 2002         461         945
                        40,000          12.2             2.25      May 15, 2005      24,865      54,946

     Fiscal Year-End Option Values. The following table shows the fiscal year-end value of unexercised options held by our named executive officers.
None  of  our  named  executive  officers  exercised  options  in  fiscal  2000.

                                      FISCAL YEAR-END OPTION VALUES

                        NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                            UNEXERCISED OPTIONS AT               IN-THE-MONEY
                              FISCAL YEAR-END (#)      OPTIONS AT FISCAL YEAR END ($) (1)
                              -------------------      ----------------------------------
NAME                   EXERCISABLE      UNEXERCISABLE      EXERCISABLE      UNEXERCISABLE
-----------------  -------------------  -------------  -------------------  -------------
Emil H. Soika                   60,000        140,000               45,941        104,070
Stephen D. Okland               23,500         20,000               11,017          9,376
Drew M. Diaz                    56,000         84,000               30,003         32,629

(1)     Based  on the reported closing bid price of $2.3438 per share of common stock on June 30, 2000.

     Employment Agreements and Severance Arrangements. On June 1, 1999, we entered into employment agreements with Emil H. Soika, President, Chief Executive Officer and Director, Stephen D. Okland, Vice President-Domestic Sales, and Drew M. Diaz, Vice President-International Sales. The agreements provide, respectively, that Mr. Soika will receive a base salary of $125,000 per year, and Mr. Okland and Mr. Diaz will continue to receive their respective current compensation, with an annual review of the compensation within 30 days prior to the end of each fiscal year. Mr. Soika is eligible to participate in a cash bonus program and each of Mr. Soika, Mr. Okland and Mr. Diaz is entitled to receive health and life insurance coverage and disability insurance. We may terminate Mr. Soika's, Mr. Okland's or Mr. Diaz's respective employment at any time and any of Mr. Soika, Mr. Okland or Mr. Diaz may resign at any time. If we terminate employment without cause at any time either prior to or after a change in control, Mr. Soika is entitled to receive payment of his base salary and his other employee benefits for 12 months, Mr. Okland is entitled to receive payment of $18,750 per month and his other employee benefits for 24 months, and Mr. Diaz is entitled to receive payment of his then current compensation and his other employee benefits for 12 months, respectively, from the date of termination. If Mr. Soika's, Mr. Okland's or Mr. Diaz's employment is terminated for any other reason before a change in control, the terminated employee will not be entitled to receive any base salary or other benefits for periods after the termination date. If we experience a change in control, and Mr. Soika, Mr. Okland or Mr. Diaz voluntarily terminates his employment for any reason after completing three months of employment after the change in control, Mr. Soika is entitled to receive payment of his base salary and his other employee benefits for 12 months, Mr. Okland is entitled to receive payment of $18,750 per month and his other employee benefits for 24 months, and Mr. Diaz is entitled to receive payment of his then current compensation and his other employee benefits for 12 months, respectively, after the date of termination, or until Mr. Soika, Mr. Okland or Mr. Diaz secures alternative employment, whichever period is shorter. Each of Mr. Soika, Mr. Okland and Mr. Diaz have agreed not to compete with us during employment and for a period of 3, 24 and 12 months, respectively, after any voluntary termination of employment or for a period of 12, 24 and 12 months, respectively, after any termination by us without cause. Mr. Soika, Mr. Okland and Mr. Diaz have each agreed to maintain the confidentiality of our financial statements and other financial information.

     On November 16, 1998, we entered into a severance agreement with Gerhard J. Von der Ruhr, our former Chairman of the Board, President (CEO) and Treasurer and a former director. Mr. Von der Ruhr also beneficially owns 5.2% of our outstanding common stock as of October 31, 2000. Pursuant to this severance agreement, we are required to make payments to Mr. Von der Ruhr of $6,000 per month over the 36 months from December 1998 through November 2001. We also agreed to (i) allow Mr. Von der Ruhr to continue to use office space and secretarial services for a period of up to 12 months, (ii) continue to provide fringe benefits to Mr. Von der Ruhr through September 30, 2001, and (iii) continue to provide health benefits to Mr. Von der Ruhr and his spouse until the earlier of the date Mr. Von der Ruhr reaches age 65 or he obtains comparable insurance coverage from a subsequent employer. Pursuant to this severance agreement, we also transferred patent and technology rights that we had received from Immtech International, Inc. relating to treatment for sepsis and prophylaxis and relating to fetal monitoring, and 172,414 shares of Immtech common stock to Mr. Von der Ruhr. Mr. Von der Ruhr subsequently transferred such patent rights to GU Technologies which in turn transferred them to its majority-owned subsidiary, O.B. Scientific, Inc., in exchange for the payment by Mr. Von der Ruhr of $150,000 in ten semi-annual installments of $15,000 each starting on June 1, 1999. We also agreed to supply our existing oximetry monitors to Mr. Von der Ruhr at a formula price. We received 12% of the outstanding shares of GU Technologies and the right to elect one member of the board of directors of GU Technologies.

     On November 16, 1998, we also entered into a severance agreement with N.C. Joseph Lai, Ph.D., our former Senior Vice President, Vice Chairman of the Board and Secretary. Pursuant to this severance agreement, we are required to make payments to Dr. Lai of $5,000 per month over the 36 months from December 1998 through November 2001. We also agreed to (i) allow Dr. Lai to continue to use office space and secretarial services for a period of up to 12 months, (ii) continue to provide fringe benefits to Dr. Lai through September 30, 2001, and
(iii) continue to provide health benefits to Dr. Lai and his spouse until the earlier of the date Dr. Lai reaches age 65 or he obtains comparable insurance coverage from a subsequent employer.

                             PRINCIPAL STOCKHOLDERS

     The following table provides information regarding the beneficial ownership of our common stock as of October 31, 2000 by:

     - each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
     -     each  director;
     -     each  named  executive  officer;  and
     -     all  directors  and  executive  officers  as  a  group.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons and entities included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of October 31, 2000 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

NAME AND ADDRESS OF                             NUMBER OF
BENEFICIAL OWNER (1)                          SHARES OWNED     PERCENT
------------------------------------------  -----------------  -------
Emil H. Soika. . . . . . . . . . . . . . .         60,969 (2)        *

Jeffrey T. Barnes. . . . . . . . . . . . .      1,769,084 (3)     16.4

N.C. Joseph Lai, Ph.D. . . . . . . . . . .        577,290 (4)      5.4

Karsten Houm . . . . . . . . . . . . . . .        111,065 (5)      1.0

Milton Datsopoulos . . . . . . . . . . . .         85,300 (6)        *

Stephen D. Okland. . . . . . . . . . . . .         32,238 (7)        *

Drew M. Diaz . . . . . . . . . . . . . . .         58,414 (8)        *

Entities affiliated with Oxford
Bioscience Partners. . . . . . . . . . . .      1,786,273 (9)     16.6

Gerhard J. Von der Ruhr. . . . . . . . . .       555,075 (10)      5.2

All directors and executive officers as a
group (11 persons) . . . . . . . . . . . .  2,751,376 (3)(11)     24.7

_____________________

*     Less  than  1%

(1) Unless otherwise indicated, the address of the beneficial owner is 20925 Crossroads Circle, Waukesha, WI 53186; the address of Mr. Barnes and Oxford Bioscience Partners is 31 St. James Avenue, Suite 905, Boston, MA 02116; the address of Mr. Houm is Kristinelundvn 21, 0268 Oslo, Norway; the address of Mr. Datsopoulos is Central Square Building, 201 West Main, Missoula, Montana 59802 and the address of Mr. Von der Ruhr is N112 W18741 Mequon Road, Germantown, WI 53022.


                                       24

(2) Includes 60,000 shares which Mr. Soika has the right to acquire under currently exercisable options and 969 shares in Mr. Soika's account under our Employee Stock Purchase Plan.

(3) Includes 1,000 shares owned directly by Mr. Barnes. Also includes 1,547,529 shares held of record by Oxford Bioscience Partners III L.P. and 220,555 shares held of record by Oxford Bioscience Partners (Bermuda) III
Limited Partnership. Mr. Barnes may be deemed to share beneficial ownership of these shares, and he disclaims such beneficial ownership except to the extent of his pecuniary interest in such shares.

(4) Includes 116,000 shares owned of record by Helen Lai, Dr. Lai's wife; 184,000 shares in the aggregate owned of record by Dr. Lai's sons, Christopher Lai and Thomas Lai; and 134,000 shares owned of record by the Lai Family Foundation.

(5) Includes 95,000 shares which Mr. Houm has the right to acquire under currently exercisable options.

(6) Includes 85,000 shares which Mr. Datsopoulos has the right to acquire under currently exercisable options.

(7) Includes 23,500 shares which Mr. Okland has the right to acquire under currently exercisable options and 5,238 shares in Mr. Okland's account under our Employee Stock Purchase Plan.

(8) Includes 56,000 shares which Mr. Diaz has the right to acquire under currently exercisable options and 2,414 shares in Mr. Diaz's account under our Employee Stock Purchase Plan.

(9) Oxford Bioscience Partners III and related entities (collectively "Oxford") filed a Schedule 13D dated October 27, 2000, reporting that as of October 27, 2000 it was the beneficial owner of 1,786,273 shares of common stock. The shares of common stock beneficially owned by Oxford include (i) 1,547,529 shares held of record by Oxford Bioscience Partners III, L.P. ("OBP Partners"), with shared voting and investment power as to all of such shares (OBP Management III L.P. may be deemed to share voting and investment power as to all of such shares); (ii) 220,555 shares held of record by Oxford Bioscience Partners (Bermuda) III Limited Partnership ("OBP Partners (Bermuda)"), with shared voting and investment power as to all of such shares (OBP Management (Bermuda) III Limited Partnership may be deemed to share voting and investment power as to all of such shares); and (iii) 18,189 shares held of record by mRNA Fund, L.P., with shared voting and investment power as to all of such shares (mRNA Partners, L.P. may be deemed to share voting and investment power as to all of such shares). Jonathon J. Fleming and Alan G. Walton may be deemed to share voting and investment power as to all of the shares held by Oxford, and they disclaim beneficial ownership of such shares. Jeffrey T. Barnes and Michael J. Brennan may be deemed to share voting and investment power as to all of the shares held by OBP Partners and OBP Partners (Bermuda), and they disclaim beneficial ownership of such shares.

(10) Includes 410,000 shares owned of record by Ursula Von der Ruhr, Mr. Von der Ruhr's wife, and 1,175 shares owned of record by Mark Von der Ruhr, Mr. Von der Ruhr's son.

(11) Includes 344,500 shares of common stock the members of the group have a right to acquire under currently exercisable options and 10,387 shares in the accounts of the members of the group under our Employee Stock Purchase Plan.

                              SELLING STOCKHOLDERS

     All of the shares of our common stock offered for sale pursuant to this prospectus are being offered by the selling stockholders. We issued 1,786,273 shares of our Company Stock to the selling stockholders on October 17, 2000 at a price of $2.25 per share, as part of a private placement transaction between the selling stockholders and us. We appointed Jeffrey T. Barnes as one of our directors on October 17, 2000, in connection with the investment by the selling stockholders.

     Information with respect to the shares of our common stock beneficially owned by the selling stockholders follows.

                                      SHARES OF COMMON STOCK
                                        OWNED PRIOR TO THE    SHARES OFFERED   SHARES TO BE OWNED
                                             OFFERING         FOR SALE HEREBY  AFTER THE OFFERING*
                                     -----------------------  ---------------  -------------------
                                                                                 Number   Percent
                                                                               ---------  --------
Oxford Bioscience Partners III L.P.                1,547,529        1,547,529         --        --
Oxford Bioscience Partners
  (Bermuda) III Limited Partnership                  220,555          220,555         --        --
mRNA Fund L.P.                                        18,189           18,189         --        --

*Assumes  sale  of  all  shares  offered  by  this  prospectus.

                              PLAN OF DISTRIBUTION

     The selling stockholders may, without limitation and from time to time, sell all or a portion of their shares of our common stock being registered under this prospectus on any stock exchange, market or trading facility on which the common stock is traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. The shares may, without limitation, be sold by the selling stockholders by one or more of the following methods:

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer engaged by the selling stockholders will attempt to sell the shares as agent for the selling stockholders but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

     -     privately  negotiated  transactions;

     - in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, rather than pursuant to this prospectus;

     -     a  combination  of  any  such  methods  of  sale;  or

     -     any  other  method  permitted  pursuant  to  applicable  law.

     From time to time the selling stockholders may pledge their shares pursuant to the margin provisions of the selling stockholders' customer agreements with their brokers. Upon a default by the selling stockholders, the broker may, from time to time, offer and sell the pledged shares.

     In effecting sales, brokers-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such sales. Brokers-dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of shares of the common stock at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

     We are required to pay all fees and expenses incident to the registration of the selling stockholders' shares, other than the fees and disbursements of counsel to the selling stockholders and underwriting discounts or commissions, if any. Additionally, we have agreed to indemnify the selling stockholders from certain liabilities in connection with the offering, including liabilities under the federal securities laws.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 15,000,000 shares of common stock, $0.04 par value per share and 500,000 shares of preferred stock, $0.04 par value per share. The following description of our capital stock is qualified in all respects by reference to our Restated Certificate of Incorporation.

COMMON  STOCK

     As of October 31, 2000, 10,777,524 shares of common stock were outstanding, held of record by 278 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may declared by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock offered under this prospectus will be fully paid and non-assessable. Wisconsin law, however, may make our shareholders personally liable for unpaid wages due employees for up to six months' services, but not in an amount greater than the par value of the shares.

PREFERRED  STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series and the designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock. We have, however, rights which may become exercisable to purchase preferred stock under our rights plan. See "Rights Plan."

DELAWARE ANTI-TAKEOVER LAW AND OUR CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Delaware law and our Certificate of Incorporation and By-laws could make more difficult our acquisition by a third party and the removal of our incumbent officers and directors. We have summarized the relevant provisions of Delaware law and our existing charter and By-laws below. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Criticare to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     - the Board of Directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85 % of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder.

     A "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our Restated Certificate of Incorporation permits the Board of Directors to issue preferred stock with voting or other rights without any stockholder action. Our By-laws provide that our Board of Directors is divided into three classes, with each class serving staggered three year terms. The classification of our Board of Directors could have the effect of making it more difficult for a third party to acquire control of Criticare or discourage a third party from attempting to acquire control of Criticare. These provisions may have the effect of deterring hostile takeovers or delaying changes in our management.

RIGHTS  PLAN

     On March 27, 1997, our Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on April 24, 1997 to the stockholders of record on that date. Each purchase right entitles the registered holder to purchase from us one one-hundredth of one of our preferred shares at a price of $25 per one one-hundredth share, subject to adjustment. The description and terms of the purchase rights are set forth in a Rights Agreement between us and Firstar Trust Company, as rights agent.

     Initially, the purchase rights are attached to all certificates representing common stock then outstanding and no separate certificates representing the purchase rights will be distributed. The purchase rights will separate from the common stock upon the distribution date, which is the earlier to occur of:

     - 10 days following a public announcement that an acquiring person, which includes a person or group of affiliated or associated persons, has acquired beneficial ownership of 20% or more of our outstanding common stock; or
     - 10 business days, or such later date as may be determined by action of our Board of Directors prior to such time as any person or group becomes an acquiring person, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by an acquiring person of 30% or more of our outstanding common stock.

     The Rights Agreement provides that, until the distribution date, or earlier redemption or expiration of the purchase rights:

     - the purchase rights will be transferred with and only with the common stock;
     - new common share certificates issued after April 24, 1997 upon transfer or new issuance of common stock will contain a notation incorporating the Rights Agreement by reference; and
     - the surrender for transfer of any certificates for common stock outstanding as of April 24, 1997, even without such notation, will also constitute the transfer of the purchase rights associated with the common stock represented by such certificate.

     As soon as practicable following the distribution date, separate certificates evidencing the purchase rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and the separate right certificates alone will evidence the purchase rights.

     The purchase rights are not exercisable until the distribution date. The purchase rights will expire at the close of business on April 1, 2007, unless the final expiration date is extended or unless the purchase rights are earlier redeemed or exchanged by us, in each case, as described below.

     The purchase price payable, and the number of one one-hundredths preferred shares or other securities or property issuable, upon exercise of the purchase rights are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price would be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. We are not required to issue any fractional preferred shares and in lieu of fractional shares, an adjustment in cash may be made based on the market price of the preferred shares on the last trading day prior to the date of exercise.

     If, without the prior approval of a majority of our disinterested directors:

     - we are the surviving corporation in a merger with an acquiring person and the common stock is not changed or exchanged;
     - an acquiring person becomes the beneficial owner of more than 30% of our then outstanding common stock;
     - an acquiring person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or
     - during such time as there is an acquiring person, an event occurs which results in the acquiring person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the distribution date, but no earlier than the expiration of the redemption period of the purchase rights, each holder of a purchase right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other of our securities, having a value equal to two times the exercise price of the purchase right. Following the occurrence of any of the events set forth above, all purchase rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by any acquiring person would be null and void.

     For example, at an exercise price of $25 per purchase right, each purchase right not owned by an acquiring person, or by certain related parties, following an event set forth in the preceding paragraph would entitle its holder to purchase $50 worth of common stock, or other consideration, as noted above, for $25. Assuming that the common stock had a per share value of $10 at such time, the holder of each valid purchase right would be entitled to purchase five shares of common stock for $25.

     If,  at  any  time  following  the  stock  acquisition  date:

     - we are acquired in a merger or other business combination transaction, other than a merger in which we are the surviving corporation in a merger with an acquiring person and the common stock is not changed or exchanged; or
     -     50%  or  more  of our assets or earning power is sold or transferred,

each holder of a purchase right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the purchase right.

     At any time prior to the twentieth day after the acquisition by an acquiring person of beneficial ownership of 20% or more of our outstanding common stock, our Board of Directors may redeem the purchase rights in whole, but not in part, at a redemption price of $.01 per purchase right. The redemption of the purchase rights may be made effective at such time on such basis with such conditions as our Board of Directors in its sole discretion may establish. Immediately upon any redemption of the purchase rights, the right to exercise the purchase rights will terminate and the only right of the holders of purchase rights will be to receive the redemption price.

     Other than those provisions relating to the principal economic terms of the purchase rights and an amendment lengthening the redemption period of the purchase rights, any of the provisions of the Rights Agreement may be amended by our Board of Directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the Board:

     -     in  order  to  cure  any  ambiguity;
     - to make changes which do not adversely affect the interests of holders of purchase rights, excluding the interests of any acquiring person; or
     -     to  shorten  or  lengthen any time period under the Rights Agreement;

provided, however, that no amendment to lengthen the time period governing redemption shall be made.

     Until a purchase right is exercised, the holder thereof, as such, will have no rights as one of our stockholders, including, without limitation, the right to vote or to receive dividends.

     Our rights plan may have antitakeover effects. The purchase rights will cause substantial dilution to any person or group that attempts to acquire Criticare on terms not approved by our Board of Directors, except pursuant to an offer conditioned on a substantial number of the purchase rights being acquired. The purchase rights should not interfere with any merger or other business combination approved by our Board of Directors.

TRANSFER  AGENT

     The transfer agent and registrar for our common stock is Firstar Trust Company. The transfer agent's address is 1555 North RiverCenter Drive, Suite 301, Milwaukee, Wisconsin 53212, and its telephone number is 414-276-3737.

                                  LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon for our company by Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.

                                     EXPERTS

The consolidated financial statements for the years ended June 30, 2000 and 1999 and schedules included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements for the year ended June 30, 1998, included in this prospectus, the related consolidated financial statement schedule for the year ended June 30, 1998 included elsewhere in the registration statement, and the consolidated financial statement from which the Selected Consolidated Financial Data for the year ended June 30, 1998 included in this prospectus have been derived, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement. Such consolidated financial statements, consolidated financial statement schedule, and Selected Consolidated Financial Data have been included herein and elsewhere in the registration statement in reliance upon the reports of such firm given their authority as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any reports, proxy statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at its public reference rooms in New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You can also obtain copies of our SEC filings by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, many of our SEC filings are available at the SEC's website on the Internet at "http://www.sec.gov."

     We have filed a Registration Statement on Form S-1 to register with the SEC the common stock offered by this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES


TABLE  OF  CONTENTS
-------------------


                                                                                          PAGE
INDEPENDENT AUDITORS' REPORTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets of June 30, 2000 and 1999. . . . . . . . . . . . . . . . .  F-4

  Consolidated Statements of Operations for the years ended
  June 30, 2000, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-6

  Consolidated Statements of Stockholders' Equity for the years ended June 30, 2000, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . .  F-7

  Consolidated Statements of Cash Flows for the years ended
  June 30, 2000, 1999 and 1998 . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-8

  Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . .  F-9

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:

  Unaudited Consolidated Balance Sheet as of September 30, 2000. . . . . . . . . . . . .  F-19

  Unaudited Consolidated Income Statements for the three months ended
  September 30, 2000 and 1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-20

  Unaudited Consolidated Statements of Cash Flows for the three months ended
  September 30, 2000 and 1999. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-21

  Notes to Unaudited Consolidated Financial Statements . . . . . . . . . . . . . . . . .  F-22

INDEPENDENT  AUDITORS'  REPORT

     To  the  Stockholders  and  Directors  Criticare  Systems,  Inc.:

     We have audited the accompanying consolidated balance sheet of Criticare Systems, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.

/s/  BDO  Seidman,  LLP
Milwaukee,  Wisconsin
August  15,  2000

INDEPENDENT  AUDITORS'  REPORT

To  the  Stockholders  and  Directors  of  Criticare  Systems,  Inc.:

     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Criticare Systems, Inc. and subsidiaries for the year ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements of Criticare Systems, Inc. and subsidiaries present fairly, in all material respects, the results of their operations and their cash flows for the year ended June 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte  &  Touche  LLP
Milwaukee,  Wisconsin
August  20,  1998

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  BALANCE  SHEETS
JUNE  30,  2000  AND  1999
--------------------------------------------------------------------------------


ASSETS                                                         2000         1999
CURRENT ASSETS (Note 5):
Cash and cash equivalents (Note 1) . . . . . . . . . . . .  $   114,830  $ 2,511,078
Accounts receivable, less allowance for doubtful accounts
  of $1,300,000 and $375,000, respectively . . . . . . . .    6,782,765    6,358,487
Investments (Notes 1, 3 and 5) . . . . . . . . . . . . . .    5,704,675            -
Other receivables. . . . . . . . . . . . . . . . . . . . .      116,773       83,106
Inventories (Notes 1 and 2). . . . . . . . . . . . . . . .    8,178,326    8,510,975
Prepaid expenses . . . . . . . . . . . . . . . . . . . . .      219,852      192,290
                                                            -----------  -----------
Total current assets . . . . . . . . . . . . . . . . . . .   21,117,221   17,655,936

PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 5):
Land . . . . . . . . . . . . . . . . . . . . . . . . . . .      925,000      925,000
Building . . . . . . . . . . . . . . . . . . . . . . . . .    3,600,000    3,600,000
Machinery and equipment. . . . . . . . . . . . . . . . . .    2,009,312    2,051,442
Furniture and fixtures . . . . . . . . . . . . . . . . . .      763,282      819,579
Demonstration and loaner monitors. . . . . . . . . . . . .    1,407,587    1,416,893
Production tooling . . . . . . . . . . . . . . . . . . . .    2,651,145    2,158,378
                                                            -----------  -----------
Property, plant and equipment - cost . . . . . . . . . . .   11,356,326   10,971,292
Less accumulated depreciation. . . . . . . . . . . . . . .    5,367,670    4,697,232
                                                            -----------  -----------
Property, plant and equipment - net. . . . . . . . . . . .    5,988,656    6,274,060

OTHER ASSETS (Notes 1 and 5):
License rights and patents - net . . . . . . . . . . . . .      104,990      111,991
                                                            -----------  -----------
Total other assets . . . . . . . . . . . . . . . . . . . .      104,990      111,991
TOTAL. . . . . . . . . . . . . . . . . . . . . . . . . . .  $27,210,867  $24,041,987
                                                            ===========  ===========

See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

JUNE  30,  2000  AND  1999
--------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY                                         2000          1999
CURRENT LIABILITIES:
Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 2,635,344   $ 3,078,020
Accrued liabilities:
  Compensation and commissions. . . . . . . . . . . . . . . . . . . . .    1,243,839     1,446,614
  Product warranties (Note 1) . . . . . . . . . . . . . . . . . . . . .      325,000       325,000
  Lawsuit settlement. . . . . . . . . . . . . . . . . . . . . . . . . .            -     1,600,000
  Deferred income . . . . . . . . . . . . . . . . . . . . . . . . . . .            -       380,000
  Other (Note 7). . . . . . . . . . . . . . . . . . . . . . . . . . . .      574,826       412,395
Current maturities of long-term debt (Note 5) . . . . . . . . . . . . .       80,432        73,893
                                                                         ------------  ------------
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . .    4,859,441     7,315,922

LONG-TERM DEBT, less current maturities (Note 5). . . . . . . . . . . .    3,283,892     3,364,356

OTHER LONG-TERM OBLIGATIONS (Note 12) . . . . . . . . . . . . . . . . .      268,582       650,000

CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5, 6 and 8):
Preferred stock - $.04 par value, 500,000 shares authorized,
  no shares issued or outstanding . . . . . . . . . . . . . . . . . . .            -             -
Common stock - $.04 par value, 15,000,000 shares authorized,
  8,976,251 and 8,706,151 shares issued
  and outstanding, respectively . . . . . . . . . . . . . . . . . . . .      359,050       348,246
Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . .   18,478,040    17,960,363
Common stock held in treasury
  (81,122 and 103,840 shares, respectively) . . . . . . . . . . . . . .     (151,111)     (193,430)
Retained earnings (accumulated deficit) . . . . . . . . . . . . . . . .   (5,591,702)   (5,403,470)
Accumulated comprehensive income. . . . . . . . . . . . . . . . . . . .    5,704,675             -
                                                                         ------------  ------------
Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . . .   18,798,952    12,711,709
                                                                         ------------  ------------
TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $27,210,867   $24,041,987
                                                                         ============  ============

See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  OPERATIONS
YEARS  ENDED  JUNE  30,  2000,  1999  AND  1998
--------------------------------------------------------------------------------


                                                    2000          1999          1998
NET SALES (Note 10). . . . . . . . . . . . . .  $27,154,236   $28,512,507   $27,908,364

COST OF GOODS SOLD . . . . . . . . . . . . . .   16,462,477    15,528,314    14,870,453
                                                ------------  ------------  ------------

GROSS PROFIT . . . . . . . . . . . . . . . . .   10,691,759    12,984,193    13,037,911

OPERATING EXPENSES:
Marketing (Note 1) . . . . . . . . . . . . . .    8,014,129     8,941,036     7,454,619
Research, development and
  engineering (Note 8) . . . . . . . . . . . .    2,861,733     2,963,134     3,278,714
Administrative (Note 7). . . . . . . . . . . .    2,333,445     4,157,811     1,998,362
Severance pay (Note 12). . . . . . . . . . . .            -       810,000             -
                                                ------------  ------------  ------------
Total. . . . . . . . . . . . . . . . . . . . .   13,209,307    16,871,981    12,731,695

INCOME (LOSS) FROM OPERATIONS. . . . . . . . .   (2,517,548)   (3,887,788)      306,216

OTHER INCOME (EXPENSE):
Interest expense (Note 5 and 6). . . . . . . .     (259,280)     (432,477)     (797,376)
Interest income. . . . . . . . . . . . . . . .       90,440        82,094       111,884
Equity in loss of investments
  (Notes 1 and 3). . . . . . . . . . . . . . .            -      (150,000)     (120,000)
Gain on sale of stock. . . . . . . . . . . . .    2,500,000             -             -
                                                ------------  ------------  ------------
Total. . . . . . . . . . . . . . . . . . . . .    2,331,160      (500,383)     (805,492)

LOSS BEFORE INCOME TAXES
  AND EXTRAORDINARY GAIN . . . . . . . . . . .     (186,388)   (4,388,171)     (499,276)

INCOME TAX PROVISION (Notes 1 and 4) . . . . .            -             -             -
                                                ------------  ------------  ------------

NET LOSS . . . . . . . . . . . . . . . . . . .  $  (186,388)  $(4,388,171)  $  (499,276)
                                                ============  ============  ============

NET LOSS PER COMMON SHARE
Basic. . . . . . . . . . . . . . . . . . . . .  $     (0.02)  $     (0.51)  $     (0.06)
Diluted. . . . . . . . . . . . . . . . . . . .  $     (0.02)  $     (0.51)  $     (0.06)

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING (Note 8):
Basic. . . . . . . . . . . . . . . . . . . . .    8,694,918     8,581,863     8,309,240
Diluted. . . . . . . . . . . . . . . . . . . .    8,694,918     8,581,863     8,309,240

See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  STOCKHOLDERS'  EQUITY
YEARS  ENDED  JUNE  30,  2000,  1999  AND  1998
--------------------------------------------------------------------------------

                                                                                                RETAINED
                                                          ADDITIONAL       COMMON STOCK         EARNINGS     ACCUMULATED
                                         COMMON STOCK      PAID-IN           TREASURY         (ACCUMULATED  COMPREHENSIVE
                                      SHARES     AMOUNT     CAPITAL      SHARES      COST       DEFICIT)     INCOME/LOSS
BALANCE, JUNE 30, 1997. . . . . . .  7,796,465  $311,859  $14,469,406                         $  (516,023)  $    (38,107)
Net loss. . . . . . . . . . . . . .                                                              (499,276)
Foreign currency translation. . . .                                                                               38,107
Comprehensive income/(loss) . . . .
Issuance of common stock. . . . . .     20,425       817      119,183
Exercise of options and warrants. .    126,500     5,060      271,371
Convertible debentures converted
  to common stock, net of $100,822
  of unamortized issuance costs . .    407,761    16,310    2,181,225
Commitment to issue common
  stock for patented technology . .                           900,000
Issuance of warrants for services .                            23,065

BALANCE, JUNE 30, 1998. . . . . . .  8,351,151   334,046   17,964,250                          (1,015,299)
Net loss. . . . . . . . . . . . . .                                                            (4,388,171)
Comprehensive income/(loss) . . . .
Issuance of common stock for
  patented technology . . . . . . .    350,000    14,000      (14,000)
Exercise of options and warrants. .      5,000       200       10,113
Common stock repurchased. . . . . .                                     103,840    (193,430)

BALANCE, JUNE 30, 1999. . . . . . .  8,706,151   348,246   17,960,363   103,840    (193,430)   (5,403,470)             -
Net loss. . . . . . . . . . . . . .                                                              (186,388)
Unrealized gain on investment . . .                                                                            5,704,675
Comprehensive income/loss . . . . .
Common stock issued in
  settlement of lawsuit . . . . . .     30,000     1,200       68,175
Exercise of options . . . . . . . .    240,100     9,604      448,746
Employee common stock
  purchased from treasury . . . . .                               756   (22,718)     42,319        (1,844)

BALANCE, JUNE 30, 2000. . . . . . .  8,976,251  $359,050  $18,478,040    81,122   $(151,111)  $(5,591,702)  $  5,704,675

                                        TOTAL
                                     STOCKHOLDERS'
                                        EQUITY
BALANCE, JUNE 30, 1997. . . . . . .  $14,227,135
Net loss. . . . . . . . . . . . . .     (499,276)
Foreign currency translation. . . .       38,107
Comprehensive income/(loss) . . . .     (461,169)
Issuance of common stock. . . . . .      120,000
Exercise of options and warrants. .      276,431
Convertible debentures converted
  to common stock, net of $100,822
  of unamortized issuance costs . .    2,197,535
Commitment to issue common
  stock for patented technology . .      900,000
Issuance of warrants for services .       23,065

BALANCE, JUNE 30, 1998. . . . . . .   17,282,997
Net loss. . . . . . . . . . . . . .   (4,388,171)
Comprehensive income/(loss) . . . .   (4,388,171)
Issuance of common stock for
  patented technology . . . . . . .            -
Exercise of options and warrants. .       10,313
Common stock repurchased. . . . . .     (193,430)

BALANCE, JUNE 30, 1999. . . . . . .   12,711,709
Net loss. . . . . . . . . . . . . .     (186,388)
Unrealized gain on investment . . .    5,704,675
Comprehensive income/loss . . . . .    5,518,287
Common stock issued in
  settlement of lawsuit . . . . . .       69,375
Exercise of options . . . . . . . .      458,350
Employee common stock
  purchased from treasury . . . . .       41,231

BALANCE, JUNE 30, 2000. . . . . . .  $18,798,952

See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
YEARS  ENDED  JUNE  30,  2000,  1999  AND  1998
--------------------------------------------------------------------------------


OPERATING ACTIVITIES:                                                 2000          1999         1998
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  (186,388)  $(4,388,171)  $ (499,276)
Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
    Depreciation . . . . . . . . . . . . . . . . . . . . . . . .      871,510       486,610      721,476
    Amortization . . . . . . . . . . . . . . . . . . . . . . . .        7,001         7,002       21,440
    Interest and discount accrued on convertible debentures. . .            -             -      462,034
    Provision for doubtful accounts. . . . . . . . . . . . . . .      925,000       380,004       99,000
    Expense related to equity in loss of investments . . . . . .            -             -      120,000
    Expense related to issuance of warrants for services . . . .            -             -       23,065
    Expense related to commitment to issue common stock
      for patented technology. . . . . . . . . . . . . . . . . .            -             -      900,000
    Gain on sale of Immtech stock. . . . . . . . . . . . . . . .   (2,500,000)            -            -
    Litigation settled with common stock . . . . . . . . . . . .       69,375             -            -
    Changes in assets and liabilities:
      Accounts receivable. . . . . . . . . . . . . . . . . . . .   (1,349,278)      183,222      161,524
      Other receivables. . . . . . . . . . . . . . . . . . . . .      (33,667)      239,870      (86,121)
      Inventories. . . . . . . . . . . . . . . . . . . . . . . .      341,955      (461,786)      46,207
      Prepaid expenses . . . . . . . . . . . . . . . . . . . . .      (27,562)      146,007      (68,677)
      Accounts payable . . . . . . . . . . . . . . . . . . . . .     (442,676)      772,299     (768,284)
      Accrued liabilities. . . . . . . . . . . . . . . . . . . .   (2,401,762)    2,950,520     (683,954)
                                                                  ------------  ------------  -----------
Net cash (used in) provided by  operating activities . . . . . .   (4,726,492)      315,577      448,434

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net. . . . . . . . .     (595,412)     (515,017)    (287,205)
Purchase of license rights . . . . . . . . . . . . . . . . . . .            -             -       (1,080)
Advances to Immtech International, Inc.. . . . . . . . . . . . .            -             -     (120,000)
Proceeds from Sale of Immtech Stock. . . . . . . . . . . . . . .    2,500,000             -            -
                                                                  ------------  ------------  -----------
Net cash provide by (used in) investing activities . . . . . . .    1,904,588      (515,017)    (408,285)

FINANCING ACTIVITIES:
Net proceeds from mortgage refinancing . . . . . . . . . . . . .            -       256,413            -
Repurchase of Company stock. . . . . . . . . . . . . . . . . . .            -      (193,430)           -
Principal payments on long-term debt . . . . . . . . . . . . . .      (73,925)      (92,776)    (147,441)
Proceeds from issuance of common stock . . . . . . . . . . . . .      499,581        10,313      396,431
                                                                  ------------  ------------  -----------
Net cash provided by (used in) financing activities. . . . . . .      425,656       (19,480)     248,990

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS . . . . . .   (2,396,248)     (218,920)     289,139
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR . . . . . . . . . .    2,511,078     2,729,998    2,440,859
CASH AND CASH EQUIVALENTS, END OF YEAR . . . . . . . . . . . . .  $   114,830   $ 2,511,078   $2,729,998

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
  Income taxes paid-net. . . . . . . . . . . . . . . . . . . . .  $     7,535   $     8,010   $    8,525
  Interest . . . . . . . . . . . . . . . . . . . . . . . . . . .      259,590       437,401      335,342
Noncash investing and financing activities:
  Common stock issued upon conversion of convertible debentures,
    net of $100,822 of unamortized issuance costs. . . . . . . .            -             -    2,197,535
  Issuance of warrants for services. . . . . . . . . . . . . . .            -             -       23,065
  Commitment to issue common stock for patented technology . . .            -             -      900,000
  Litigation settled with common stock . . . . . . . . . . . . .       69,375             -            -
  Cost of fixed asset disposals. . . . . . . . . . . . . . . . .      201,072             -            -
  Unrealized gain on investment in Immtech . . . . . . . . . . .    5,704,675             -            -

See  notes  to  consolidated  financial  statements.

CRITICARE  SYSTEMS,  INC.  AND  SUBSIDIARIES

NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
YEARS  ENDED  JUNE  30,  2000,  1999  AND  1998
-----------------------------------------------

1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Service GmbH, Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International Corp. (DISC). Criticare International was liquidated during fiscal 1998. CSI Trading was incorporated in November 1996 to assist with European marketing activities. All significant intercompany accounts and transactions have been eliminated.

     CASH EQUIVALENTS - The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

     INVENTORIES - Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

     INVESTMENTS  -  The  Company  accounts  for  its  investment  in  Intercare
Technologies, Inc. ("Intercare") on the cost method and accounts for its investment in Blatz House Offices Limited Partnership (the "Blatz Partnership") on the equity method. In Fiscal 2000, the Company ceased accounting for its investment in Immtech International, Inc. ("Immtech") under the equity method and recorded the asset on the balance sheet at its fair market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." (See Note 3.)

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. Also, the Company has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building is being depreciated over 40 years, and the remaining assets are being depreciated over three to seven years, using primarily the straight-line method.

     LICENSE RIGHTS AND PATENTS - License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $7,000 of amortization was charged to operations in fiscal years ended June 30, 2000, 1999 and 1998. Accumulated amortization approximated $92,000 and $85,000 at June 30, 2000 and 1999, respectively.

     CONVERTIBLE DEBENTURE ISSUANCE COSTS - Convertible debenture issuance costs were amortized over the two-year term of the debentures. Approximately $15,000 of amortization was charged to operations in 1998. The pro rata amount of unamortized debenture issuance costs were charged to additional paid-in-capital upon conversion of the debentures to common stock. Unamortized debenture issuance costs charged to additional paid-in capital amounted to $100,822 during 1998. (See Note 6.)

     REVENUE RECOGNITION - Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs.

     PRODUCT WARRANTIES - Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

     MARKETING EXPENSES - Marketing expenses include all of the Company's sales-related costs. The amount incurred in fiscal 2000 includes a $900,000 charge to bad debt expense related to the accounts receivable balance of certain international customers. Total bad debt expense was $1,160,614, $380,004 and $99,000 for the years ended June 30, 2000, 1999 and 1998, respectively.

     RESEARCH AND DEVELOPMENT EXPENSES - Research and development costs are charged to operations as incurred. Such expenses approximated $2,696,000, $2,798,000, $3,156,000 in 2000, 1999 and 1998, respectively. The 1998 amount includes $900,000 related to certain acquired patented technology which was charged to operations as in-process research and development costs at the time of the acquisition. (See Note 8.)

     INCOME TAXES - The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

     FOREIGN CURRENCY TRANSLATION - The effects of unrealized exchange rate fluctuations from translating foreign currency assets and liabilities into United States dollars are accumulated as cumulative translation adjustments in stockholders' equity.

     NET INCOME (LOSS) PER COMMON SHARE - Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods.

     FAIR VALUE OF FINANCIAL STATEMENTS - The Company's financial instruments under Statement of Financial Account Standards ("SFAS") No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts payable, borrowings under line of credit facility and long-term debt. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt because of interest rates available to the Company for similar obligations.

     COMPREHENSIVE INCOME - In 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, foreign currency translation adjustments, and unrealized gains on investments and is presented in the Consolidated Statement of Stockholders' Equity. The adoption of SFAS 130 had no impact on total stockholders' equity. Prior year financial statements have been reclassified to conform to the SFAS 130 requirements.

     APPROVED ACCOUNTING STANDARDS - Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133) issued by the FASB is effective for financial statements with fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

     Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

     In  1999  the  Securities  and  Exchange Commission issued Staff Accounting
Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB No. 101) dealing with revenue recognition which is effective in the fourth quarter of fiscal 2000. The Company does not expect its adoption of SAB No. 101 to have a material effect on the Company's financial statements.

     In March 2000, the FASB issued FASB interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation ("FIN 44") which is effective July 1, 2000. This interpretation clarifies the application of APB Opinion 25 for certain issues related to stock issued to employees. The Company believes its existing stock based compensation policies and procedures are in compliance with FIN 44 and, therefore, that the adoption of FIN 44 will not have a material effect on the Company's financial statements.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.     INVENTORIES

     Inventories  consist  of  the  following  as  of  June  30:

                                    2000        1999
Component parts . . . . . . . .  $3,721,474  $3,790,728
Work in process . . . . . . . .   1,169,609   1,261,709
Finished units. . . . . . . . .   3,687,243   4,018,142
                                 ----------  ----------
Total inventories . . . . . . .   8,578,326   9,070,579
Less:  reserve for
  obsolescence. . . . . . . . .     400,000     559,604
                                 ----------  ----------
Net inventory . . . . . . . . .  $8,178,326  $8,510,975

3.     INVESTMENTS

     IMMTECH INTERNATIONAL, INC. - The Company owns common stock of Immtech International, Inc. ("Immtech"). Immtech is a biopharmaceutical company focusing on the discovery and commercialization of therapeutics for treatment of patients afflicted with opportunistic infectious diseases, cancer, or comprised immune systems. Immtech has two independent programs for developing drugs: one based on a technology for the design of a class of pharmaceutical compounds referred to as dications. The second is based on developing a series of biological proteins that work in conjunction with the immune system. Immtech has no products currently for sale, and none are expected to be commercially available for several years. Immtech has a March 31 fiscal year end.

     During the first and second quarters of fiscal 2000, the Company sold a portion of its Immtech stock in a Private Placement. The proceeds from this sale were $2,500,000.

     As a result, the Company owns less than 20% of Immtech's issued and outstanding common stock as of June 30, 2000. Therefore, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company ceased accounting for the Immtech investment under the equity method and recorded the asset on the balance sheet at the fair market value of $5,704,675. An unrealized gain was also recorded as a component of stockholder's equity. The Company held 456,374 shares of Immtech common stock, which was trading at $12.50 per share, on June 30, 2000.

     The following is a summary of the Company's investment in and advances to Immtech as of June 30, 1999:


                                         1999
Investment in Immtech . . . . . . .  $ 2,736,000
Advances to Immtech . . . . . . . .      863,940
                                     ------------
Total . . . . . . . . . . . . . . .    3,599,940
Less:  investment losses
  recognized. . . . . . . . . . . .   (3,599,940)
                                     ------------
Net investment. . . . . . . . . . .  $         0

     During July 1998, the Company purchased certain intangible assets and an additional 172,414 shares of Immtech stock for $150,000. These intangibles and shares of stock were subsequently sold to a related party as part of a severance agreement for $150,000 (see Note 12).

     The Company has recognized investment losses related to the investment in Immtech of $150,000 and $120,000 in 1999 and 1998, respectively.

     During April 1999, Immtech completed an Initial Public Offering ("IPO") of its stock. As part of this IPO, the Company was required to sign a lock-up agreement by which it was agreed that no shares owned by the Company could be sold in the public market until the Immtech stock traded at $20 (200% of its initial IPO price ($10)) for 20 consecutive trading days and one year has passed from the date of the IPO. At June 30, 2000, the lock-up provisions have been satisfied.

     The following is summarized financial information for Immtech at June 30, 1999 for the twelve months then ended.

                                                   1999
Current assets. . . . . . . . . . . . . . . .  $ 8,541,000
Noncurrent assets . . . . . . . . . . . . . .       68,000
Current liabilities . . . . . . . . . . . . .      253,000
Noncurrent liabilities. . . . . . . . . . . .            -
Redeemable preferred stock. . . . . . . . . .            -
Common stockholders' equity (deficit) . . . .    8,356,000
Revenues. . . . . . . . . . . . . . . . . . .      136,000
Net loss. . . . . . . . . . . . . . . . . . .   (8,341,000)
Net loss attributable to
  common stockholders . . . . . . . . . . . .   (4,657,000)

     BLATZ PARTNERSHIP - The Company was the sole limited partner in a real estate limited partnership which owns the Blatz Phase II Commercial Office Buildings located in Milwaukee, Wisconsin. Under terms of the Partnership Agreement (the "Agreement"), profits and losses (other than those resulting from a sale or refinancing of the Project) were allocated 40% to the general partners and 60% to the Company. This investment was sold during 1999.

4.     INCOME  TAXES

     The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

     Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

                                                              JUNE 30, 2000    JUNE 30, 1999    JUNE 30, 1998
Deferred income tax assets:
   Accounts receivable and sales allowances . . . . . . . .  $      533,000   $      170,000   $      156,000
   Inventory allowances . . . . . . . . . . . . . . . . . .         191,000          254,000          110,000
   Product warranties . . . . . . . . . . . . . . . . . . .         128,000          128,000          128,000
   Other accrued liabilities. . . . . . . . . . . . . . . .         246,000          392,000           86,000
   Severance pay accrual. . . . . . . . . . . . . . . . . .         145,000          279,000                -
   Lawsuit settlement . . . . . . . . . . . . . . . . . . .               -          626,000                -
   Federal net operating loss carryforwards . . . . . . . .       3,320,000        2,014,000        1,870,000
   State net operating loss carryforwards . . . . . . . . .         483,000          291,000          270,000
   Federal tax credit carryforwards . . . . . . . . . . . .         152,000          152,000          152,000
   Investment losses not deducted . . . . . . . . . . . . .         709,000        1,532,000        1,481,000
                                                             ---------------  ---------------  ---------------
   Total deferred income tax assets . . . . . . . . . . . .       5,907,000        5,838,000        4,253,000

                                                             JUNE 30, 2000    JUNE 30, 1999    JUNE 30, 1998
Deferred income tax liabilities:
   Excess of tax over book depreciation and amortization. .        (616,000)        (620,000)        (596,000)
   Prepaid expenses . . . . . . . . . . . . . . . . . . . .         (13,000)          (7,000)          (3,000)
   Unrealized gain on investments . . . . . . . . . . . . .      (2,237,000)               -                -
                                                             ---------------  ---------------  ---------------
   Total deferred income tax liabilities. . . . . . . . . .      (2,866,000)        (627,000)        (599,000)

   Valuation allowance. . . . . . . . . . . . . . . . . . .      (3,041,000)      (5,211,000)      (3,654,000)

   Net deferred income taxes recognized in the consolidated
     balance sheets . . . . . . . . . . . . . . . . . . . .  $            0   $            0   $            0

     At June 30, 2000, the Company had federal net operating loss carryforwards of approximately $9,765,000 which expire in 2008 through 2020. At June 30, 2000, the Company had available for federal income tax purposes approximately $41,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $9,667,000 of state net operating loss carryforwards, which expire in 2002 through 2015, available to offset certain future state taxable income.

     The  income  tax  provision  consists  of  the  following:

                               2000   1999   1998
Current
   Federal. . . . . . . . . .  $   0  $   0  $   0
   State. . . . . . . . . . .      0      0      0
   Total income tax
     provision. . . . . . . .  $   0  $   0  $   0

     A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

                                              2000     1999     1998
   Federal statutory income tax rate. . . .  (34.0)%  (34.0)%  (34.0)%
   Losses for which no benefit
     was provided . . . . . . . . . . . . .   35.3     29.3     30.9
   Non-deductible losses of subsidiaries. .   27.6      3.2        -
   Other-net. . . . . . . . . . . . . . . .  (28.9)     1.5      3.1
   Effective income tax rate. . . . . . . .      0 %      0 %      0 %

5.     LINE  OF  CREDIT  FACILITY  AND  LONG-TERM  DEBT

                                                                              2000        1999
Long-term debt consists of the following:

   Mortgage note, 7.5% due in monthly installments of $27,793 with a final payment of $3,048,253 due in April 1, 2004,
     collateralized by real estate with a carrying value of approximately
     $3,844,000 at June 30, 2000. . . . . . . . . . . . . . . . . . . . .  $3,364,324  $3,438,249
   Less current maturities. . . . . . . . . . . . . . . . . . . . . . . .      80,432      73,893
   Long-term debt . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $3,283,892  $3,364,356

     Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:

YEARS ENDING JUNE 30,  PRINCIPAL PAYMENTS
2001. . . . . . . . .  $            80,432
2002. . . . . . . . .               86,766
2003. . . . . . . . .               93,599
2004. . . . . . . . .            3,103,526
2005. . . . . . . . .                    0
                       -------------------
Total . . . . . . . .  $         3,364,324

     At June 30, 2000, the Company had a $4,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line are payable on demand with interest payable monthly at the bank's reference rate, plus .25% (9.75% as of June 30, 2000). As of June 30, 2000, there were no borrowings against the line. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company. The credit facility has covenants which require minimum levels of tangible net worth and income levels. The Company was not in compliance with these covenants at June 30, 2000. This non-compliance was waived by the lending institution.

     In March 1999, the Company refinanced its mortgage note on the Company's office and manufacturing facility. The Company incurred a prepayment penalty of approximately $120,000 which was recorded as interest expense.

6.     CONVERTIBLE  DEBENTURES

     In February 1997, the Company issued $2,500,000 of convertible debentures. The debentures had a two year term to maturity with a stated annual interest rate of 8%, payable in shares of common stock at the conversion date or maturity date. The holders of the debentures had the option to convert up to $1,250,000 of the debentures and accrued interest to common stock of the Company sixty-one
(61) days after the February 1997 closing date at a conversion price equal to a 20% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. Debentures aggregating
$550,000 were converted under the 20% discount conversion feature. The remaining debentures and accrued interest were converted to common stock of the Company at a conversion price equal to a 25% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. For the years ended June 30, 1998, $1,650,000 of debentures were converted to 407,761 shares of common stock with a fair market value of $2,298,357 as of the conversion date.

7.     CONTINGENCIES

     From time to time, various lawsuits arise out of the normal course of business. These proceedings are handled by outside counsel. Currently management is not aware of any claim or action pending against the Company that would have a material adverse effect on the Company.

     The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis. Repayments approximated $182,000 and constituted full repayment of one of these grants in 1999 and constituted full repayment of one of these grants. The repayments are charged to expense as the related products are sold. Since the second grant did not result in the successful completion and marketing of a product, the Company does not have to repay the grant. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, plus payment of a royalty in the amount of 1% of net sales of the related product for a five-year period, as defined. No funds have been received under this grant at June 30, 2000.

8.     STOCKHOLDERS'  EQUITY

     STOCK OPTIONS - In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans. The Board of Directors has authorized in connection with these new plans the issuance of 1,720,000 reserved shares of common stock of which 139,350 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 2000. The Board of Directors increased the number of reserved shares for issuance under the Plans from 1,220,000 to 1,720,000 during 1999. The activity during 1998, 1999 and 2000 for the above plans are summarized as follows:

                                               NUMBER OF   STOCK OPTIONS  WEIGHTED AVG.
                                                SHARES      PRICE RANGE   EXERCISE PRICE
Outstanding at July 1, 1997. . . . . . . . .   1,044,400       1.88-5.25            2.40
  Granted. . . . . . . . . . . . . . . . . .      60,000       3.00-3.25            3.13
  Cancelled. . . . . . . . . . . . . . . . .    (179,200)      2.00-5.25            2.38
  Exercised. . . . . . . . . . . . . . . . .     (85,500)      2.00-2.75            2.27
Outstanding at June 30, 1998 . . . . . . . .     839,700       1.88-3.63            2.50
  Granted. . . . . . . . . . . . . . . . . .     993,700       1.50-1.88            1.74
  Cancelled. . . . . . . . . . . . . . . . .    (636,800)      1.69-3.00            2.06
  Exercised. . . . . . . . . . . . . . . . .      (5,000)           2.06            2.06
Outstanding at June 30, 1999 . . . . . . . .   1,191,600       1.50-3.00            1.83
  Granted. . . . . . . . . . . . . . . . . .     489,100       2.00-2.25            2.24
  Cancelled. . . . . . . . . . . . . . . . .    (287,700)      1.63-3.63            1.99
  Exercised. . . . . . . . . . . . . . . . .    (240,100)      1.50-2.75            1.91
Outstanding at June 30, 2000 . . . . . . . .   1,152,900       1.50-2.75            1.96

Exercisable at June 30, 2000 . . . . . . . .     502,500       1.50-2.75            1.98

Weighted average fair market value of
options granted during the fiscal year ended
June 30, 2000. . . . . . . . . . . . . . . .  $     0.38

     The following table summarizes information about stock options outstanding as of June 30, 2000:

                            OPTIONS OUTSTANDING                          |        OPTIONS EXERCISABLE
                                            WEIGHTED                     |
                                             AVERAGE                     |
                            SHARES          REMAINING       WEIGHTED     |      SHARES
RANGE OF                  OUTSTANDING      CONTRACTUAL  AVERAGE EXERCISE |   EXERCISABLE     WEIGHTED AVERAGE
EXERCISE PRICES        AT JUNE 30, 2000    LIFE-YEARS        PRICE       | AT JUNE 30, 2000   EXERCISE PRICE
1.50-1.875 . . . . .              622,400         2.71              1.71 |          284,000              1.76
2.00-3.00. . . . . .              530,500         3.39              2.25 |          218,500              2.28
1.50-3.00. . . . . .            1,152,900         3.02              1.96 |          502,500              1.98

     Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than five years after the date of grant.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 2000, 1999 and 1998, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:

                                                YEARS ENDED JUNE 30,
                                           2000         1999         1998
Net loss-as reported . . . . . . . . .  $(186,388)  $(4,388,171)  $(499,276)
Net loss-pro forma . . . . . . . . . .  $(365,626)  $(4,555,200)  $(779,276)
Net loss per common
  share-as reported. . . . . . . . . .  $   (0.02)  $     (0.51)  $   (0.06)
Net loss per common share-pro forma. .  $   (0.04)  $     (0.53)  $   (0.09)
Assumptions used:
   Expected volatility . . . . . . . .         23%           15%         14%
   Risk-free interest rate . . . . . .          6%            5%          5%
   Expected option life (in years) . .          4             3           3

     The fair value of stock options used to compute pro forma net loss and net loss per common share is the estimated present value at the grant date using the Black-Scholes option-pricing model.

     STOCK WARRANTS - In September 1995, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of the common stock of the Company, exercisable at a price of $2.00 per share. The warrant was exercisable as to 37,500 shares upon execution of the agreement and the warrants to purchase the remaining 112,500 shares were to become exercisable if certain performance parameters were achieved by September 1996. Such parameters were not met as of such date. In January 1997, the agreement was extended and the parameters were changed. By June 30, 1997, warrants to purchase the remaining 112,500 shares of common stock at a price of $2.00 per share became exercisable. The warrant holder exercised rights and purchased 41,000 and 90,000 shares of common stock at $2.00 per share during the year ended June 30, 1998. Warrants to purchase 15,000 shares of common stock at $2.00 per share were exercisable as of June 30, 2000. Such warrants expire in September 2000.

     In February 1998, the Company executed a similar warrant agreement with the consultant. The warrant agreement provides for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant is exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares will be exercisable if certain performance parameters are achieved by February 1999. No such parameters were achieved. During the year ended June 30, 1998, the Company recognized $23,065 of expense related to the value of the services performed under the agreement. As of June 30, 2000, 30,000 warrants were exercisable.
Such  warrants  expire  in  February  2003.

     COMMITMENT TO ISSUE SHARES OF COMMON STOCK - In April 1998, the Company agreed to and accepted the patent rights assigned to them by a third party with respect to certain technology related to the transmission of clinical data. In consideration for the patent, the Company has agreed to provide the third party with 400,000 shares of common stock payable over a four-year time period with additional consideration of up to 112,000 shares contingent upon the achievement of certain sales levels. The Company recorded a charge to operations of $900,000 in fiscal 1998 with respect to the value of the in-process technology which was expensed as research and development costs. The 400,000 shares to be issued have been considered to be outstanding shares for purposes of computing basic and diluted income (loss) per common share in 1998. During 1999, the Company renegotiated the agreement and issued the third party 350,000 shares instead of the 400,000 shares payable over four years and the 112,000 contingent shares.

     PREFERRED STOCK - The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. No preferred stock is issued or outstanding.

     On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock
("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.

9.     EMPLOYEE  BENEFIT  PLAN

     The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $77,000, $84,000, and $77,000 in 2000, 1999 and 1998,
respectively.

10.     BUSINESS  AND  CREDIT  CONCENTRATIONS

     The Company is a manufacturer of medical monitoring and telemetry products whose customers include hospitals and alternative health care sites throughout the world. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers and their geographic dispersion. The Company currently coordinates substantially all international sales and distribution activities. Such activities were previously provided by the Company with the assistance of Criticare International. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:

                                         2000         1999         1998
Europe and Middle East . . . . . . .  $ 5,437,000  $ 4,635,000  $ 5,464,000
Pacific Rim. . . . . . . . . . . . .    2,662,000    2,243,000    3,895,000
Canada and Central
  and South America. . . . . . . . .    3,035,000    3,634,000    3,414,000
Export net sales . . . . . . . . . .  $11,134,000  $10,512,000  $12,773,000
U.S. net sales . . . . . . . . . . .   16,020,000   18,001,000   15,135,000
Total net sales. . . . . . . . . . .   27,154,000   28,513,000   27,908,000

11.     SIGNIFICANT  CUSTOMER

     During 1999, a customer entered into an OEM agreement with the Company and purchased approximately $4,360,000 of the Company's products. This represents approximately 15% of the Company's total sales. This customer had a receivable balance of $448,546 on June 30, 1999, which represents 7% of the Company's total receivables as of this date. During 2000, purchases approximated $1,988,000 and a receivable balance of $944,326, which represented 14% of accounts receivable on June 30, 2000.

12.     SEVERANCE  PAY

     During November 1998, the two cofounders of the Company resigned from their positions. The Company has provided each of these individuals with a severance agreement which includes a portion of their salary and fringe benefits for a period which approximates three years.

                             CRITICARE SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2000
                                   (UNAUDITED)

                                                                SEPTEMBER 30,
ASSETS                                                              2000
                                                               ---------------
CURRENT ASSETS:
Cash and cash equivalents . . . . . . . . . . . . . . . . . .  $      212,840
Accounts receivable, less allowance for doubtful accounts
   of $1,400,000. . . . . . . . . . . . . . . . . . . . . . .       6,451,657
Investments . . . . . . . . . . . . . . . . . . . . . . . . .       7,558,694
Other receivables . . . . . . . . . . . . . . . . . . . . . .         123,903
Inventories . . . . . . . . . . . . . . . . . . . . . . . . .       7,788,891
Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . .         491,480
                                                               ---------------
Total current assets. . . . . . . . . . . . . . . . . . . . .      22,627,465

Property, plant and equipment - net . . . . . . . . . . . . .       5,936,119

License rights and patents - net. . . . . . . . . . . . . . .         101,390
                                                               ---------------

TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   28,664,974
                                                               ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable. . . . . . . . . . . . . . . . . . . . . . .  $    2,386,134
Accrued liabilities:
    Compensation and commissions. . . . . . . . . . . . . . .       1,264,811
    Product warranties. . . . . . . . . . . . . . . . . . . .         325,000
    Other . . . . . . . . . . . . . . . . . . . . . . . . . .         585,298
Current maturities of long-term debt. . . . . . . . . . . . .          81,984
                                                               ---------------
Total current liabilities . . . . . . . . . . . . . . . . . .       4,643,227

LONG-TERM DEBT, less current maturities . . . . . . . . . . .       3,263,317

OTHER LONG-TERM OBLIGATIONS . . . . . . . . . . . . . . . . .         232,171

STOCKHOLDERS' EQUITY:
Preferred stock . . . . . . . . . . . . . . . . . . . . . . .               -
Common stock - $.04 par value, 15,000,000 shares authorized,
    8,991,251 shares issued and outstanding . . . . . . . . .         359,650
Additional paid-in capital. . . . . . . . . . . . . . . . . .      18,507,981
Common stock held in treasury (76,439 shares) . . . . . . . .        (142,388)
Retained earnings (accumulated deficit) . . . . . . . . . . .      (5,757,678)
Accumulated comprehensive income. . . . . . . . . . . . . . .       7,558,694
                                                               ---------------
Total stockholders' equity. . . . . . . . . . . . . . . . . .      20,526,259
                                                               ---------------
TOTAL . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   28,664,974
                                                               ===============

See  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
                         CONSOLIDATED INCOME STATEMENTS
                 THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                   (UNAUDITED)

                                          2000         1999
                                       -----------  -----------
NET SALES . . . . . . . . . . . . . .  $6,229,877   $6,603,337

COST OF GOODS SOLD. . . . . . . . . .   3,718,831    3,614,526
                                       -----------  -----------

GROSS PROFIT. . . . . . . . . . . . .   2,511,046    2,988,811

OPERATING EXPENSES:
Marketing . . . . . . . . . . . . . .   1,475,109    1,606,379
Research, development
  and engineering . . . . . . . . . .     581,282      711,456
Administrative. . . . . . . . . . . .     562,238      514,000
                                       -----------  -----------
Total . . . . . . . . . . . . . . . .   2,618,629    2,831,835

(LOSS) INCOME FROM OPERATIONS . . . .    (107,583)     156,976

OTHER INCOME (EXPENSE):
Interest expense. . . . . . . . . . .     (64,806)     (65,781)
Interest income . . . . . . . . . . .       6,419       29,281
Gain on sale of stock . . . . . . . .           -    1,760,000
                                       -----------  -----------
Total . . . . . . . . . . . . . . . .     (58,387)   1,723,500

(LOSS) INCOME BEFORE INCOME TAXES . .    (165,970)   1,880,476

INCOME TAX PROVISION. . . . . . . . .           -            -
                                       -----------  -----------

NET (LOSS) INCOME . . . . . . . . . .  $ (165,970)  $1,880,476
                                       ===========  ===========

NET (LOSS) INCOME PER COMMON SHARE
Basic . . . . . . . . . . . . . . . .  $    (0.02)  $     0.22
Diluted . . . . . . . . . . . . . . .  $    (0.02)  $     0.21

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING:
Basic . . . . . . . . . . . . . . . .   8,898,607    8,706,151
Diluted . . . . . . . . . . . . . . .   8,898,607    8,921,806

See  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 THREE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
                                   (UNAUDITED)

                                                           2000         1999
                                                        ----------  ------------
OPERATING ACTIVITIES:
Net (loss) income. . . . . . . . . . . . . . . . . . .  $(165,970)  $ 1,880,476
Adjustments to reconcile net (loss) income to net cash
  provided by (used in) operating activities:
    Depreciation . . . . . . . . . . . . . . . . . . .    127,499       231,784
    Amortization . . . . . . . . . . . . . . . . . . .      3,600         4,499
    Provision for doubtful accounts. . . . . . . . . .    100,000        57,838
    Gain on sale of Immtech stock. . . . . . . . . . .          -    (1,760,000)

    Changes in assets and liabilities:
      Accounts receivable. . . . . . . . . . . . . . .    231,108       471,819
      Other receivables. . . . . . . . . . . . . . . .     (7,130)       27,157
      Inventories. . . . . . . . . . . . . . . . . . .    430,907       (68,690)
      Prepaid expenses . . . . . . . . . . . . . . . .   (271,628)      (51,536)
      Accounts payable . . . . . . . . . . . . . . . .   (249,210)     (872,997)
      Accrued liabilities. . . . . . . . . . . . . . .     (4,967)   (1,668,965)
                                                        ----------  ------------
Net cash provided by (used in) operating activities. .    194,209    (1,748,615)

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net. . . .   (116,434)      (78,583)
Proceeds from sale of Immtech stock. . . . . . . . . .          -     1,760,000
                                                        ----------  ------------
Net cash (used in) provide by investing activities . .   (116,434)    1,681,417

FINANCING ACTIVITIES:
Principal payments on long-term debt . . . . . . . . .    (19,023)      (17,596)
Proceeds from issuance of common stock . . . . . . . .     39,258             -
                                                        ----------  ------------
Net cash provided by (used in) financing activities. .     20,235       (17,596)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .     98,010       (84,794)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR . . . . .    114,830     2,511,078
                                                        ----------  ------------
CASH AND CASH EQUIVALENTS, END OF YEAR . . . . . . . .  $ 212,840   $ 2,426,284
                                                        ==========  ============

See  notes  to  consolidated  financial  statements.

                             CRITICARE SYSTEMS, INC.
              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.  BASIS  OF  PRESENTATION

     The accompanying unaudited financial statements have been prepared by Criticare Systems, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments necessary for a fair statement of results for each period shown. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules and regulations. The Company believes that the disclosures made are adequate to prevent the financial information given from being misleading. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included elsewhere in this Prospectus.

2.  INVENTORY  VALUATION

     Inventory is stated at the lower of cost or market, with cost determined on the first-in, first-out method. Components of inventory consisted of the following at September 30, 2000 and June 30, 2000, respectively:

                                 SEPTEMBER 30, 2000   JUNE 30, 2000
                                 -------------------  --------------
Component parts . . . . . . . .  $         3,705,418  $    3,721,474
Work in process . . . . . . . .            1,167,141       1,169,609
Finished units. . . . . . . . .            3,316,332       3,687,243
                                 -------------------  --------------
Total inventories . . . . . . .            8,188,891       8,578,326
Less:  reserve for
  obsolescence. . . . . . . . .              400,000         400,000
                                 -------------------  --------------
Net inventory . . . . . . . . .  $         7,788,891  $    8,178,326

3.  INVESTMENTS

     During August, September and October 1999, the Company sold 500,000 shares of Immtech International, Inc. ("Immtech") stock for $2,500,000 in a private placement. The funds were used primarily to settle a long-standing lawsuit, which was settled in July 1999. The Company held 456,374 shares of Immtech stock, which was trading at $16 9/16 per share, on September 30, 2000. The market value of these shares could change substantially due to overall market risk.

4.  PROPERTY,  PLANT  AND  EQUIPMENT

Property,  plant  and  equipment  consist  of  the  following:

                                      SEPTEMBER 30, 2000   JUNE 30, 2000
                                      -------------------  --------------
Land and building. . . . . . . . . .  $         4,525,000  $    4,525,000
Machinery and equipment. . . . . . .            2,037,639       2,009,312
Furniture and fixtures . . . . . . .              805,055         763,282
Demonstration and loaner monitors. .            1,366,115       2,651,145
Production tooling . . . . . . . . .            2,697,479       1,407,587
                                      -------------------  --------------
Property, plant and
  equipment - cost . . . . . . . . .           11,431,288      11,356,326
Less:  accumulated depreciation. . .            5,495,169       5,367,670
                                      -------------------  --------------
Property, plant and
  equipment - net. . . . . . . . . .  $         5,936,119  $    5,988,656

     You should rely on the information contained in this document or other information we referred you to. We have not authorized anyone to provide you with information that is different. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy shares of common stock in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Criticare since the date hereof.

                                TABLE OF CONTENTS

                                            Page
------------------------------------------------

Summary. . . . . . . . . . . . . . . . . .    2
Risk Factors . . . . . . . . . . . . . . .    3
Forward Looking Statements May Prove to be
    be Inaccurate. . . . . . . . . . . . .    5
Market Information and Dividend Policy . .    5
Use of Proceeds. . . . . . . . . . . . . .    6
Determination of Offering Price. . . . . .    6
Selected Consolidated Financial Data . . .    7
Management's Discussion and Analysis
    of Financial Condition and Results
    of Operations. . . . . . . . . . . . .    8
Business . . . . . . . . . . . . . . . . .   12
Management . . . . . . . . . . . . . . . .   19
Principal Stockholders . . . . . . . . . .   24
Selling Stockholders . . . . . . . . . . .   26
Plan of Distribution . . . . . . . . . . .   26
Description of Capital Stock . . . . . . .   27
Legal Matters. . . . . . . . . . . . . . .   31
Experts. . . . . . . . . . . . . . . . . .   31
Where You Can Find More Information. . . .   31
Consolidated Financial Statements. . . . .  F-1

                             CRITICARE SYSTEMS, INC.


                        1,786,273 SHARES OF COMMON STOCK






                                   PROSPECTUS








                                __________, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM  13.  OTHER  EXPENSES  OF  ISSUANCE  AND  DISTRIBUTION

     The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne by the Company. Such expenses are estimated to be as follows:

ITEM                                AMOUNT
----------------------------------  -------
Securities and Exchange Commission
Registration Fee . . . . . . . . .  $ 1,146

Nasdaq Listing Fees. . . . . . . .   17,500

Printing and Engraving Fees. . . .    5,000

Legal Fees and Expenses. . . . . .   20,000

Accounting Fees and Expenses . . .    5,000

Miscellaneous Expenses . . . . . .    1,354
                                    -------

   Total                            $50,000
                                    =======

ITEM  14.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     The Company's By-Laws provide that the Company shall, to the fullest extent permitted by the Delaware General Corporation Law and other applicable laws, as in effect from time to time, indemnify any person who was or is a party or is threatened to be made a party to any formal or informal threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, any action brought under federal or state securities laws, rules or regulations (collectively, "Actions"), other than in certain limited circumstances, because he is or was a director or officer of the Company, or because he is or was a director or officer of the Company and is or was serving at the request of the Company as a director, officer, employee, consultant or agent of another corporation or other enterprise or is or was serving at the request of the Company as a fiduciary of an employee benefit plan or as an employee or agent of the Company; provided, however, that no director or officer shall be entitled to indemnification unless, with respect to the conduct that is the subject of the Action, he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. This indemnification obligation mirrors the permissive indemnification provided under section 145 of the Delaware General Corporation Law. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made (a) by arbitration; (b) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to the subject Action; (c) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (d) by the affirmative vote of a majority of the shares entitled to vote thereon.

     The Company's Certificate of Incorporation provides that a director will not be personally liable for monetary damages to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of section 174 of the Delaware General Corporation Law or (iv) with respect to any transaction from which the director derived an improper personal benefit.

     Article VI, section 6.01 of the Company's Restated By-Laws provides that a director or officer is not liable to the Company for damages arising out of any action taken or omitted to be taken by such person if he exercised and used the same degree of care and skill as a prudent man would have exercised or used under the circumstances in the conduct of his own affairs or took or omitted to take such action in reliance on the advice of the Company's counsel or statements made or information furnished by officers or employees of the Company which he had reasonable grounds to believe were true.

     The indemnification provided as set forth above is not exclusive of any other rights to which a director or an officer of the Company may be entitled.

     The general effect of the foregoing provisions is to reduce the circumstances in which an officer or director may be required to bear the economic burdens of the foregoing liabilities and expenses.


ITEM  15.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

     Effective November 3, 1998, the Company issued 350,000 shares of common stock to Telemed Technologies International, Inc. in exchange for certain patent and other intellectual property rights. These shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), pursuant to Section 4(2) of the Act.

     Effective March 3, 2000, the Company issued 30,000 shares of Common Stock to one investor in settlement of pending litigation. These shares were issued in a private placement exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

     On October 17, 2000, the Company issued an aggregate of 1,786,273 shares of common stock to Oxford Bioscience Partners III, L.P., Oxford Bioscience Partners (Bermuda) III Limited Partnership and mRNA Fund L.P. at a price of $2.25 per share. These shares were issued in a private placement exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.


ITEM  16.  EXHIBITS  AND  FINANCIAL  STATEMENT  SCHEDULES

EXHIBIT
NUMBER     DESCRIPTION
------     -----------

3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

3.2 By-Laws of the Company (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

4.1 Specimen Common Stock certificate (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

4.2 Specimen Convertible Debenture (incorporated by reference to the Registration Statement filed on Form S-3, Registration No. 333-25153).

5          Opinion  of  Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c.

10.1 Blatz House Offices Limited Partnership Agreement (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1987).

10.2 Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K filed on April 18, 1997).

10.3 Assignment of Rights to Patent Applications, Patents and/or Inventions, effective November 3, 1998, between the Company and TeleMed Technologies International, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

10.4 Registration Agreement, dated as of November 3, 1998, between the Company and TeleMed Technologies International, Inc. (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

10.5 1999 Employee Stock Purchase Plan (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30,
           1999).

10.6 1992 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8, Registration No. 33-60644).

10.7 1992 Nonemployee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8, Registration No. 33-60214).

10.8 1987 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8, Registration No. 33-33497).

10.9 1987 Nonemployee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8, Registration No. 33-40038).

10.10 Form of Executive Officer and Director Indemnity Agreement (incorporated by reference to the Company's Registration Statement on Form S-1, Registration No. 33-13050).

10.11 Employment Agreement of Gerhard J. Von der Ruhr (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

10.12 Employment Agreement of N.C. Joseph Lai (incorporated by reference to the Registration Statement filed on Form S-1, Registration No. 33-13050).

10.13 Amendment to Employment Agreement of Gerhard J. Von der Ruhr (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997).

10.14 Amendment to Employment Agreement of N.C. Joseph Lai (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1997).

10.15 Severance Agreement, dated as of November 16, 1998, of Gerhard J. Von der Ruhr (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

10.16 Severance Agreement, dated as of November 16, 1998, of N.C. Joseph Lai (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999).

10.17 Employment Agreement of Emil H. Soika, (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30,
           1999).

10.18 Employment Agreement of Stephen D. Okland, (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1999).

10.19 Employment Agreement of Drew M. Diaz, (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30,
           1999).

10.20 Purchase Agreement, dated as of October 17, 2000, among the Company, Oxford Bioscience Partners III L.P., Oxford Bioscience Partners (Bermuda) III Limited Partnership and mRNA Fund L.P.

21         Subsidiaries  (incorporated  by  reference  to  the  Company's Annual
           Report  on  Form  10-K  for  the  year  ended  June  30,  1999).

23.1       Consent  of  BDO  Seidman,  LLP

23.2       Consent  of  Deloitte  &  Touche  LLP

23.3 Consent of Reinhart, Boerner, Van Deuren, Norris & Rieselbach, s.c. (included in its opinion filed as Exhibit 5 hereto).

24 Power of Attorney (incorporated by reference to the signature page hereof).

FINANCIAL  STATEMENT  SCHEDULES
-------------------------------

          Financial Statement Schedule for the years ending June 30, 2000, 1999 and 1998:

Schedule
Number     Description               Page
------     -----------               ----

II         Valuation and Qualifying    21
           Accounts and Reserves

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or the required information is shown in the financial statements or notes thereto, and therefore have been omitted.


ITEM  17.  UNDERTAKINGS

     The  undersigned  Registrant  undertakes  as  follows:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

               (b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement, and

               (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waukesha, State of Wisconsin, on the 28th day of November, 2000.

                                          CRITICARE  SYSTEMS,  INC.

                                          BY       /s/  Emil  H.  Soika
                                            -------------------------------
                                              Emil H. Soika, President and
                                               Chief  Executive  Officer

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Emil H. Soika and Mark S. Ruehle, and each of them individually, his true and lawful attorney-in-fact, with power to act with or without the other and with full power of substitution and resubstitution, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Title                    Date
---------------------------  ----------------------------  -----------------

 /s/ Emil H. Soika           President, Chief Executive    November 28, 2000
---------------------------
Emil H. Soika                Officer and Director

 /s/ Mark S. Ruehle          Vice President-Finance and    November 28, 2000
---------------------------
Mark S. Ruehle               Secretary (Principal
                             Accounting Officer and
                             Principal Financial Officer)

 /s/ Karsten Houm            Chairman of the Board and     November 28, 2000
---------------------------
Karsten Houm                 Director

 /s/ Milton Datsopoulos      Director                      November 28, 2000
---------------------------
Milton Datsopoulos

                              Director                     November 28, 2000
---------------------------
N.C. Joseph Lai, Ph.D.

 /s/ Jeffrey T. Barnes       Director                      November 28, 2000
---------------------------
Jeffrey T. Barnes

INDEPENDENT  AUDITORS'  REPORT

To  the  Stockholders  and  Directors
Criticare  Systems,  Inc.

The audits referred to in our report dated August 15, 2000 relating to the consolidated financial statements of Criticare Systems, Inc., which is contained in this Registration Statement on Form S-1 included the audit of the financial statement schedules listed in Item 16. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based upon our audits.

In our opinion such financial statement schedules present fairly, in all material respects, the information set forth therein.


/s/  BDO  Seidman,  LLP
Milwaukee,  Wisconsin
August  15,  2000

INDEPENDENT  AUDITORS'  REPORT

To the Board of Directors and Stockholders of Criticare Systems, Inc.:

We have audited the consolidated financial statements of Criticare Systems, Inc. and subsidiaries for the year ended June 30, 1998, and have issued our report thereon dated August 20, 1998; such report is included elsewhere in this Registration Statement on Form S-1. Our audit also included the consolidated financial statement schedule information of Criticare Systems, Inc. for the year ended June 30, 1998, listed in Item 16. This consolidated financial statement schedule information is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  Deloitte  &  Touche  LLP
Milwaukee,  Wisconsin
August  20,  1998

                                   SCHEDULE II
                             CRITICARE SYSTEMS, INC.
                        VALUATION AND QUALIFYING ACCOUNTS
                FOR THE YEARS ENDED JUNE 30, 2000, 1999 AND 1998


COLUMN A                                      COLUMN B      COLUMN C     COLUMN D       COLUMN E
------------------------------------------  -------------  -----------  -----------  ---------------
                                             BALANCE AT    CHARGED TO
                                            BEGINNING OF    COSTS AND                BALANCE AT END
    DESCRIPTION                                PERIOD       EXPENSES    DEDUCTIONS      OF PERIOD
------------------------------------------  -------------  -----------  -----------  ---------------

YEAR ENDED JUNE 30, 1998:
  Allowance for doubtful accounts. . . . .  $     467,000  $    99,000  $   266,000  $       300,000

  Reserve for sales returns
    and allowances . . . . . . . . . . . .  $     140,000  $ 1,357,917  $ 1,397,917  $       100,000

YEAR ENDED JUNE 30, 1999:
  Allowance for doubtful accounts. . . . .  $     300,000  $   380,004  $   305,004  $       375,000

  Reserve for sales returns
    and allowances . . . . . . . . . . . .  $     100,000  $   760,194  $   800,194  $        60,000

YEAR ENDED JUNE 30, 2000:
  Allowance for doubtful accounts. . . . .  $     375,000  $ 1,160,614  $   235,614  $     1,300,000

  Reserve for sales returns
    and allowances . . . . . . . . . . . .  $      60,000  $   554,101  $   554,101  $        60,000